UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit
Number

1	Supplemental Information Regarding the Jaguar and Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar and Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

deterioration in economic, political and social conditions in the United Kingdom and Europe, North America, China and other markets in which JLR operates and sells its products could have a significant adverse impact on its sales and results of operations;

•

the impact of the United Kingdom’s contemplated exit from the European Union on JLR’s business, including potential changes in export volumes and customer behaviour, potential currency fluctuations, an uncertain regulatory climate and general macroeconomic instability;

•	intensifying industry competition that could materially and adversely affect JLR’s sales and results of operations;

•	new industry consolidation or alliances that allow JLR’s competitors to make strategic cost savings;

•	the potential for new drive technologies being developed and the resulting effects on the automobile market;

•	delays or limited availability of key inputs and related cost increases as a result of accidents or natural disasters;

•

new, revised or stricter laws, regulations and government policies, including those specifically regarding the automotive industry, such as industrial licensing, environmental laws and regulations, safety regulations and the potential that JLR may not be able to comply with these regulations and requirements;

•	import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	the implementation and success of competitive new products, designs and innovations, and changing consumer demand for the premium cars and all-terrain vehicles JLR sells;

•	the implementation and success of JLR’s strategic priorities to grow its business;

•	future customer demand for premium performance cars and all-terrain vehicles;

•	the purchasing power of retail customers in the future and general consumer confidence for retail and corporate customers;

•	the availability and cost of consumer finance to JLR’s customers and fluctuations in used car valuations;

•	future over-dependence on certain key markets increasing the risk of negative impact following adverse changes in consumer demand in those markets;

•

the implementation of new projects, including overseas joint ventures or automotive manufacturing facilities, and growth strategies, including cost-reduction efforts and entry into new markets and any potential mergers and acquisitions in the future;

•

JLR’s operations could expose it to economic, political and other risks, including unexpected changes in regulatory and legal regimes, governmental investigations, political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labor strikes and other risks in the markets in which JLR operates and in emerging market countries in which it plan to expand;

•	under-performance of JLR’s distribution channels may adversely affect its sales and results of operations;

•	disruptions to JLR’s supply chains or shortages of essential raw materials that may adversely affect its production and results of operations;

•	increases in input prices that may have a material adverse impact on JLR’s result of operations;

•

changes in requirements under long term supply arrangements committing JLR to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, which could have a material adverse impact on JLR’s financial condition or results of operations;

•	disruptions to JLR’s manufacturing, design and engineering facilities and their operations;

•

credit and liquidity risks, including the seasonal effect of a substantial decrease in JLR’s sales during certain quarters, and the terms on which JLR finances its working capital and capital and product development expenditures and investment requirements;

•	fluctuations in the currency exchange rate of JLR’s revenues against those currencies in which it incur costs and its functional currency;

•	interest rate fluctuations, which may affect the cost of JLR’s interest-bearing assets and liabilities;

•	potential product liability, warranties and recalls of the products JLR manufactures;

•	the protection and preservation of JLR’s intellectual property;

•	the risks associated with joint ventures with third parties;

•	any future failure to implement and manage JLR’s strategy;

•	any future requirement to impair the value of JLR’s intangible assets in its financial statements;

•	potential labor unrest and the loss of one or more key personnel or the potential inability to attract and retain highly qualified employees;

•	pension obligations, which may prove more costly than currently anticipated, and the market value of assets in JLR’s pension plans, which could decline;

•	JLR’s potential inability to obtain insurance for certain risks under terms acceptable to it;

•	cybersecurity and other information technology risks;

•	privacy requirements under the new General Data Protection Regulation regime that may result in substantial changes to JLR’s IT environment and result in significant costs;

•	environmental, health and safety and other compliance requirements that may affect JLR’s operating facilities;

•	the impact of climate change;

•	significant movements in the prices of key inputs such as steel, aluminium, rubber and plastics;

•	vulnerability to volatility in the price and availability of fuel, steel, aluminium and other commodities and the impact of climate change on the cost and availability of raw materials and components;

•	legal proceedings and governmental investigation, as well as adverse publicity connected with such proceedings and investigations;

•	increasing tax liabilities in the geographical markets where JLR operates;

•	failures and weaknesses in JLR’s internal controls;

•	new and changing corporate governance and public disclosure requirements;

•	relations with JLR’s shareholder; and

•	other factors beyond JLR’s control.

Financial Statements and Other Financial Information

The audited consolidated financial information of Jaguar Land Rover Automotive plc and its subsidiaries (collectively “JLR”) included herein as at and for the fiscal years ended March 31, 2016, 2017 and 2018 have been prepared in accordance with IFRS. The financial figures for the year ended March 31, 2016 have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses. The condensed consolidated interim financial statements, which are the unaudited condensed consolidated interim financial statements of JLR as at June 30, 2018 and for the three months ended June 30, 2018, have been prepared in accordance with IAS 34. Although the comparative financial information for the three months ended 30 June 2017 presented in JLR’s unaudited condensed consolidated interim financial statements as at 30 June 2018 and for the three months ended 30 June 2018 have been restated to reflect the adoption of IFRS 9, the financial information for the three months ended 30 June 2017 presented in JLR’s unaudited condensed consolidated interim financial statements as at 30 June 2017 and for the three months ended 30 June 2017 and the fiscal years ended March 31, 2016, 2017 and 2018 is presented on a non-restated basis. Starting April 1, 2018, JLR has implemented IFRS 9 and IFRS 15. No restatement has been made for the adoption of IFRS 15. The income statement impact for the adoption of IFRS 9 was a reduction in “profit before tax” of £24 million and a £20 million reduction in “profit after tax” for the three months ended 30 June 2017. You should consult your own professional advisers for an understanding of the differences between IFRS and US GAAP and how those differences could affect the financial information contained in this Report. There are a number of differences between IFRS and US GAAP. TML has not prepared financial statements in accordance with US GAAP or reconciled these financial statements to US GAAP and is therefore unable to identify or quantify the differences that may impact JLR’s reported profits, financial position or cash flows were they to be reported under US GAAP.

JLR would not be able to capitalize product development costs if it were to prepare its financial statements in compliance with US GAAP. Under IFRS, research costs are charged to the income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engine, transmission and new products must, however, be capitalized and recognized as intangible assets when (i) feasibility has been established, (ii) technical, financial and other resources to complete the development have been committed and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest costs incurred in connection with the relevant development are capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. JLR amortizes product development costs on a straight-line basis over the estimated useful life of the intangible assets. Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

This Exhibit also includes unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 for Jaguar Land Rover Automotive plc and its subsidiaries, which has been derived by aggregating the relevant results for the year ended 31 March 2018, as adjusted for IFRS 9, and the three months ended 30 June 2018, reported in accordance with IFRS 9, and subtracting the three months ended 30 June 2017, as adjusted for IFRS 9, to derive results for the twelve months ended 30 June 2018 as if IFRS 9 had been applied for the twelve month period ended 30 June 2018. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 is not prepared in the ordinary course of JLR’s financial reporting and has not been audited or reviewed. The unaudited condensed consolidated financial information for the twelve months ended 30 June, 2018 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles.

The preparation of financial statements in conformity with IFRS requires JLR to use certain critical accounting estimates. It also requires its directors to exercise their judgment in the process of applying JLR’s accounting policies.

The consolidated financial statements have been prepared based on the fiscal year and are presented in British pounds rounded to the nearest £1.0 million. The consolidated financial statements have been prepared under the historical cost convention modified for certain items carried at fair value, as stated in the accounting policies set out in the consolidated financial statements.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of JLR’s internal controls over financial reporting conducted as part of our corporate governance and public reporting requirements, JLR concluded that there was a material weakness, such that its internal controls over financial reporting were not effective as at 31 March 2018. A material weakness, under the applicable auditing standards established by the Public Company Accounting Oversight Board (PCAOB), is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified with respect to the year ended 31 March 2018 related to privileged system access at one of JLR’s third party logistics providers. JLR uses a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of JLR’s IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for JLR’s financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of JLR’s financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, JLR has been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts was properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to JLR’s IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for JLR’s financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by JLR, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

JLR performs procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, JLR performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

JLR also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third-party providers has not uncovered any similar issues.

Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Non-IFRS Financial Measures

This Report includes references to certain non-IFRS measures, including EBITDA, EBIT, EBIT margin, free cash flow, net cash/(debt) and total product and other investment. EBITDA, EBIT, EBIT margin, free cash flow, net cash/(debt) and total product and other investment are not IFRS measures and should not be construed as alternatives to any IFRS measure such as revenue, gross profit, other income, net profit or cash flow generated from/(used in) operating activities. “EBITDA” is defined as profit before income tax expense, exceptional items, finance expense (net of capitalized interest), finance income, gains/losses on unrealized derivatives and debt, gains/losses on realized derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortization. “EBIT” is defined as EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortization. “EBIT margin” is defined as EBIT divided by revenue. “Free cash flow” is defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. “Net cash/(debt)” is defined as cash and cash equivalents plus short-term deposits less total balance sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. “Total product and other investment” is defined as cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. This Report presents EBITDA, EBIT, EBIT margin, free cash flow, net cash/(debt), total product and other investment and related ratios for Jaguar Land Rover Automotive plc and its consolidated subsidiaries. EBITDA, EBIT, EBIT margin, free cash flow, net cash/(debt), total product and other investment and related ratios should not be considered in isolation and are not measures of JLR’s financial performance or liquidity under IFRS and should not be considered as an alternative to profit or loss for the period or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating, investing or financing activities or any other measure of JLR’s liquidity derived in accordance with IFRS. EBITDA, EBIT, EBIT margin, free cash flow, net cash/(debt) and total product and other investment do not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of JLR’s results of operations. In addition, EBITDA, EBIT, EBIT margin, free cash flow, net cash/(debt) and total product and other investment, as JLR defines them, may not be comparable to other similarly titled measures used by other companies.

EBITDA, EBIT, EBIT margin and free cash flow have limitations as analytical tools, and should not be considered in isolation. Some of these limitations in respect of EBITDA, EBIT and EBIT margin include the following: (i) EBITDA, EBIT and EBIT margin do not reflect JLR’s capital expenditures or capitalized product development costs, future requirements for capital expenditures or contractual commitments; (ii) EBITDA, EBIT and EBIT margin do not reflect changes in, or cash requirements for, JLR’s working capital needs; (iii) EBITDA, EBIT and EBIT margin do not reflect the interest expense, or the cash requirements necessary, to service interest or principal payments on JLR debt; (iv) although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often need to be replaced in the future and EBITDA does not reflect any cash requirements that would be required for such replacements; and (v) EBITDA, EBIT and EBIT margin exclude the impact of exceptional items and one time reserves and charges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: September 11, 2018

By:	/s/ Hoshang K. Sethna
Name:	Hoshang K. Sethna
Title:	Company Secretary

Exhibit 1

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments, financial data, discussion and analysis of results of operations, employee and management information, and other information relating to the Jaguar and Land Rover business of Tata Motors Limited (“TML”). Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

Notes

“2011 Notes”	The 8.125% Senior Notes due 2021 issued May 19, 2011 and fully redeemed on May 16, 2016.

“January 2013 Notes”	The existing $500,000,000 5.625% Senior Notes due 2023 issued January 28, 2013.

“December 2013 Notes”	The existing $700,000,000 4.125% Senior Notes due 2018 issued December 17, 2013.

“January 2014 Notes”	The existing £400,000,000 5.000% Senior Notes due 2022 issued January 31, 2014.

“October 2014 Notes”	The existing $500,000,000 4.250% Senior Notes due 2019 issued October 31, 2014.

“February 2015 Notes”	The existing £400,000,000 3.875% Senior Notes due 2023 issued February 24, 2015.

“March 2015 Notes”	The existing $500,000,000 3.500% Senior Notes due 2020 issued March 6, 2015.

“January 2017 Euro Notes”	The existing €650,000,000 2.200% Senior Notes due 2024 issued January 17, 2017.

“January 2017 Pound Notes”	The existing £300,000,000 2.750% Senior Notes due 2021 issued January 24, 2017.

“January 2017 Notes”	The January 2017 Euro Notes and the January 2017 Pound Notes.

“October 2017 Notes”	The existing $500,000,000 4.500% Senior Notes due 2027 issued October 10, 2017.

“Existing Notes”	The January 2013 Notes, the December 2013 Notes, the January 2014 Notes, the October 2014 Notes, the February 2015 Notes, the March 2015 Notes, the January 2017 Euro Notes, the January 2017 Pound Notes and the October 2017 Notes.

Certain Other Terms

“Board” or “board of directors”	The board of directors of JLR.

“Brexit”	The exit of the United Kingdom from the European Union formally initiated by the United Kingdom government on March 29, 2017.

“British pounds”, “GBP”, “pounds sterling”, “sterling”, or “£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“Chery”	Chery Automobile Company Ltd.

“China Joint Venture”	Chery Jaguar Land Rover Automotive Co., Ltd., JLR’s joint venture with Chery to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China.

“Chinese yuan” or “CNY”	Chinese yuan, the currency of the People’s Republic of China.

“EBIT”	Defined as per EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

“EBIT margin”	Defined as EBIT divided by revenue.

“EBITDA”	Profit before income tax expense, exceptional items, pension past service credit, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortisation.

“euro” or “€”	Euro, the currency of the member states of the European Union participating in the European Monetary Union.

“Fiscal 2013”	Year beginning April 1, 2012 and ended March 31, 2013.

“Fiscal 2015”	Year beginning April 1, 2014 and ended March 31, 2015.

“Fiscal 2016”	Year beginning April 1, 2015 and ended March 31, 2016.

“Fiscal 2017”	Year beginning April 1, 2016 and ended March 31, 2017.

“Fiscal 2018”	Year beginning April 1, 2017 and ending March 31, 2018.

“Fiscal 2019”	Year beginning April 1, 2018 and ending March 31, 2019.

“Fiscal 2021”	Year beginning April 1, 2020 and ending March 31, 2021.

“Fiscal year”	Year beginning April 1 and ending March 31 of the following year.

“Ford”	Ford Motor Company and its subsidiaries.

“Free cash flow”	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

“IAS 11”	International Accounting Standard (IAS 11) Construction Contracts.

“IAS 17”	International Accounting Standard (IAS 17) Leases.

“IAS 18”	International Accounting Standard (IAS 18) Revenue.

“IAS 34”	International Accounting Standard (IAS 34) Interim Financial Reporting.

“IAS 36”	International Accounting Standard (IAS 36) Impairment of Assets.

“IAS 39”	International Accounting Standard (IAS 39) Financial Instruments: Recognition and Measurement.

“IASB”	International Accounting Standards Board.

“IFRIC 13”	International Financial Reporting Interpretations (IFRIC 13) Customer Loyalty Programs.

“IFRS”	International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board and adopted by the European Union.

“IFRS 4”	International Financial Reporting Standard 4 (IFRS 4) Insurance Contracts.

“IFRS 9”	International Financial Reporting Standard 9 (IFRS 9) Financial Instruments.

“IFRS 15”	International Financial Reporting Standard 15 (IFRS 15) Revenue from Contracts with Customers.

“IFRS 16”	International Financial Reporting 16 (IFRS 16) Leases.

“IFRS 17”	International Financial Reporting Standard 17 (IFRS 17) Insurance Contracts.

“Jaguar Land Rover” or “JLR”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“LIBOR”	London Interbank Offered Rate.

“National sales companies” or “NSCs”	National sales companies for Jaguar Land Rover products, which are all wholly owned indirect subsidiaries of JLR.

“Net cash/(debt)”	Cash and cash equivalents plus short-term deposits less total balance sheet borrowings, which includes secured and unsecured borrowings and factoring facilities.

“OCI”	Other comprehensive income.

“Overseas”	The marketing region including Australia, Brazil, India, Japan, Russia, South Korea, South Africa, New Zealand, Sub-Saharan Africa importers, Latin America importers, Asia Pacific importers, Middle East and North Africa importers as well as all other minor markets. The volumes from Hong Kong and Taiwan have been included in Overseas since the beginning of Fiscal 2017.

“Retail volumes”	Aggregate number of finished vehicles sold by dealers (and in limited numbers by JLR directly) to end users. Although retail volumes do not directly impact its revenue, JLR considers retail volumes as the best indicator of consumer demand for its vehicles and the strength of its brands.

“Revolving Credit Facility”	The £1,935,000,000 unsecured syndicated revolving credit facility entered into in July 2015, as amended from time to time, and maturing in July 2022.

“Russian rouble”	Russian roubles, the currency of Russian Federation.

“SEC”	United States Securities and Exchange Commission.

“Term Loan Facility”	Has the meaning given to it in “Recent Developments—US$1.0 billion Term Loan Facility”.

“Total product and other investment”	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs.

“US dollars”, “US$” or “$”	US dollars, the currency of the United States of America.

“US GAAP”	Generally accepted accounting principles in the United States of America.

“Wholesale volumes”	Aggregate number of finished vehicles sold to (i) dealers in the United Kingdom or foreign markets in which JLR has established an NSC and (ii) importers in all other markets. JLR recognizes revenue on the sale of finished vehicles and parts (net of discounts, sales incentives, customer bonuses and rebates granted) when products are allocated to dealers and, in connection with sales to importers, when products are delivered to a carrier for export sales.

“WLTP”	Worldwide Harmonized Light Vehicle Test Procedure

I. RECENT DEVELOPMENTS

Dividend Policy

As previously announced JLR has adopted a dividend policy targeting an annual dividend payout rate to its shareholder of 25% of its profit after tax.

Product Development Costs Capitalisation Policy

Significant disruptions in the automotive industry necessitated a review and modification of JLR’s product development costs capitalisation policy. In the future, JLR intends to capitalise approximately 70% of its product development costs, compared to a capitalization ratio of approximately 85% of its product development costs previously. JLR does not expect this adjustment to the capitalization policy to have any impact on its cash flow.

US$1.0 billion Term Loan Facility

JLR has recently received a commitment for an unsecured term loan facility in an aggregate principal amount of US$1.0 billion to be made available to JLR and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited (the “Term Loan Facility”). The availability of the Term Loan Facility is subject to the satisfaction of certain customary conditions precedent, including agreement of full-form documentation. JLR expects the Term Loan Facility to be fully drawn in calendar year 2018. The Term Loan Facility is expected to mature in January 2025, with 20% of outstanding amounts repayable in October 2022 and the remainder repayable at maturity. The agreement governing the Term Loan Facility is expected to contain standard representations, warranties, conditions, undertakings and events of default that are generally consistent with prior capital markets debt issued by JLR.

Members of JLR’s Board

On August 16, 2018, Ms. Hanne Sorensen was appointed as a non-executive director of JLR’s Board of Directors.

Trading Update

Retail Volumes

Since the three months ended 30 June 2018, JLR has reported retail volumes for the two months ended 31 August 2018 as follows:

	Two months ended 31 August(1)
	2017	2018	Year-on-year Change
	(units)		(%)
Global retail volumes (including sales from the China Joint Venture)	84,593	72,773	(11,820)	(14.0)%
Jaguar retail volumes:
E-PACE(2)	—	5,286	5,286	n/a
F-PACE	10,560	7,311	(3,249)	(30.8)%
I-PACE(3)	—	363	363	n/a
XE	4,667	4,311	(356)	(7.6)%

	Two months ended 31 August(1)
	2017	2018	Year-on-year Change
	(units)		(%)
XF	5,755	3,950	(1,805)	(31.4)%
XJ	1,564	546	(1,018)	(65.1)%
F-TYPE	1,378	1,027	(351)	(25.5)%

Total	23,924	22,794	(1,130)	(4.7)%
Land Rover retail volumes:
Range Rover	8,094	7,394	(700)	(8.6)%
Range Rover Velar	3,332	8,451	5,119	>99.0%
Range Rover Sport	11,030	10,096	(934)	(8.5)%
Range Rover Evoque	13,445	7,488	(5,957)	(44.3)%
Land Rover Discovery Sport	17,056	10,234	(6,822)	(40.0)%
Land Rover Discovery	7,711	6,316	(1,395)	(18.1)%
Defender(4)	1	—	(1)	n/a

Total	60,669	49,979	(10,690)	(17.6)%
Regional retail volumes:
China	23,732	13,657	(10,075)	(42.5)%
Europe (excluding the United Kingdom and Russia)	17,352	14,448	(2,904)	(16.7)%
North America	20,726	20,019	(707)	(3.4)%
United Kingdom	9,653	9,627	(26)	(0.3)%
Overseas	13,130	15,022	1,892	14.4%

Total	84,593	72,773	(11,820)	(14.0)%
Retail volumes from JLR’s China Joint Venture (included above)(5)	13,799	8,037	(5,762)	(41.8)%

(1)	Derived by aggregating the relevant results for the months ended 31 July and 31 August 2017 and 2018, as applicable.
(2)	The Jaguar E-PACE went on sale in certain markets in November 2017. It went on sale in August 2018 in China with vehicles produced at JLR’s China Joint Venture.
(3)	The all-new Jaguar I-PACE went on sale in June 2018.
(4)	Production of the Land Rover Defender has been discontinued.
(5)	The volumes from JLR’s China Joint Venture are included.

Wholesale Volumes

Since the three months ended 30 June 2018, JLR has reported wholesale volumes for the two months ended 31 August 2018 as follows:

	Two months ended 31 August(1)
	2017	2018	Year-on-year Change
	(units)		(%)
Global wholesale volumes (including sales from the China Joint Venture)	95,845	77,665	18,180	(19.0)%
Wholesale volumes from JLR’s China Joint Venture (excluded above)	13,831	8,182	(5,649)	(40.8)%
Regional wholesale volumes:
China	24,618	14,361	(10,257)	(41.7)%
Europe (excluding the United Kingdom and Russia)	16,984	12,538	(4,446)	(26.2)%
North America	18,397	19,376	979	5.3%
United Kingdom	21,863	17,894	(3,969)	(18.2)%
Overseas	13,983	13,496	(487)	(3.5)%
Total	95,845	77,665	(18,180)	(19.0)%

(1)	Derived by aggregating the relevant results for the months ended 31 July and 31 August 2017 and 2018, as applicable.

Results	Reporting for the Second Quarter of Fiscal 2019

Retail sales results for the month ending 30 September 2018 will be reported in early October 2018 and financial results for the three months ended 30 September 2018 are expected to be finalized and released in late October or early November 2018, together with TML’s results for the same period. JLR expects these financial results to reflect recent operating trends.

II. FINANCIAL INFORMATION FOR JLR

	Fiscal year ended and as at 31 March			Three months ended and as at 30 June
	2016*	2017	2018+	2017+	2018
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	22,286	24,339	25,786	5,599	5,222
Material and other cost of sales excluding exceptional items	(13,405)	(15,071)	(16,328)	(3,565)	(3,366)
Exceptional items(1)	(157)	151	1	1	—
Employee cost	(2,321)	(2,490)	(2,722)	(656)	(733)
Pension past service credit	—	—	437	437	—
Other expenses	(4,674)	(5,376)	(5,846)	(1,278)	(1,270)
Development/Engineering costs capitalised(2)	1,242	1,426	1,610	355	426
Other income(3)	128	379	420	61	57
Depreciation and amortisation(4)	(1,418)	(1,656)	(2,075)	(450)	(549)
Foreign exchange (loss)/gain and fair value adjustments(5)	(136)	(216)	48	26	(70)
Finance income	38	33	33	9	10
Finance expense (net)	(90)	(68)	(80)	(21)	(21)
Share of (loss)/profit from equity accounted investments	64	159	252	77	30

Profit before tax	1,557	1,610	1,536	595	(264)
Income tax credit/(expense)	(245)	(338)	(403)	(123)	54

Profit for the period	1,312	1,272	1,133	472	(210)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	489	(895)	546	(119)	305
Gain on effective cash flow hedges of inventory	—	—	—	—	19
Income tax related to items that will not be reclassified	(113)	143	(89)	19	(58)
Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	55	(1,766)	2,423	1,144	(269)
Currency translation differences	(1)	34	(4)	(2)	12
Income tax related to items that may be reclassified	(18)	329	(458)	(216)	51

Total comprehensive income attributable to shareholders	1,724	(883)	3,551	1,298	(150)

Balance Sheet Data (at period end):
Intangible assets	5,497	6,167	6,763	6,306	6,921

Total non-current assets	11,595	13,388	15,610	13,964	15,815

Total current assets	8,972	10,962	11,170	9,834	9,183

Total assets	20,567	24,350	26,780	23,798	24,998

Total current liabilities	7,875	10,104	10,920	9,183	9,788

Total non-current liabilities	5,078	7,665	5,872	6,886	5,668

Total liabilities	12,953	17,769	16,792	16,069	15,456

Equity attributable to shareholders	7,614	6,581	9,980	7,729	9,536
Non-controlling interests	—	—	8	—	6

Total equity	7,614	6,581	9,988	7,729	9,542

Cash Flow Data:
Net cash generated from/(used in) operating activities	3,556	3,160	2,958	(360)	(758)
Net cash used in investing activities	(2,966)	(4,317)	(3,222)	(766)	(366)
Net cash generated from/(used in) financing activities	(403)	541	53	(96)	(223)

	Fiscal year ended and as at 31 March			Three months ended and as at 30 June
	2016*	2017	2018+	2017+	2018
	(£ in millions)
Effect of foreign exchange on cash and cash equivalents	4	95	(41)	(19)	15
Cash and cash equivalents at the end of period	3,399	2,878	2,626	1,637	1,294
Other Financial Data:
EBIT(6)	1,793	1,445	974	69	(194)
EBITDA(7)	3,147	2,942	2,797	442	325
Capitalised expenditure (excluding product development expenditure)	1,579	1,631	2,156	526	546
Capitalised product development expenditure(8)	1,227	1,426	1,593	355	421
Net cash/(debt) (at period end)(9)	2,151	1,906	926	607	(1,122)
Free cash flow(10)	644	141	(1,045)	(1,308)	(1,674)
Total product and other investment(11)	3,135	3,438	4,186	995	1,066

*	Restated in the 2017 Consolidated Financial Statements due to the change in accounting policy for presentation of foreign exchange gains and losses.
+	Not adjusted to reflect the adoption of IFRS 9 from 1 April 2018.
(1)	Relates to charges booked and recoveries related to the explosion at the Port of Tianjin.
(2)

This amount reflects the capitalised cost recognised as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £318 million, £368 million, £406 million, £94 million and £99 million in the years ended 31 March 2016, 2017 and 2018 and for the three months ended 30 June 2017 and 2018, respectively.

(3)

Other income includes the net impact of commodity derivatives, which were a loss of £113 million, a gain of £106 million, a gain of £28 million, a loss of £7 million and a gain of £17 million in the years ended 31 March 2016, 2017 and 2018 and for the three months ended 30 June 2017 and 2018, respectively.

(4)

Depreciation and amortisation include, among other things, the amortisation attributable to the capitalised cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortisation attributable to capitalised product development costs for Fiscal 2016, Fiscal 2017, Fiscal 2018, the three months ended 30 June 2017 and 2018 was £696 million, £769 million, £942 million, £205 million and £249 million, respectively.

(5)

Foreign exchange (loss)/gain and fair value adjustments for the three months ended 30 June 2017 is not adjusted for IFRS 9, which we adopted on 1 April 2018. The impact of IFRS 9 on foreign exchange (loss)/gain and fair value adjustments was a loss of £18 million in the year ended 31 March 2018 and a loss of £24 million for the three months ended 30 June 2017, respectively.

(6)

JLR has defined EBIT as EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. EBIT is presented because it believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBIT in a manner that is different from JLR’s. An EBIT reconciliation is included below.

(7)

JLR has defined EBITDA as profit before income tax expense, exceptional items, pension past service credit, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortisation. EBITDA is presented because it believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from JLR’s. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS. The reconciliation of EBIT and EBITDA to JLR’s profit for the period line item is:

	Fiscal year ended 31 March			Three months ended 30 June
	2016	2017	2018*	2017*	2018
	(£ in millions)
Profit for the period	1,312	1,272	1,133	472 (a)	(210)
Add back/(less) taxation	245	338	403	123 (b)	(54)
Add back/(less) exceptional item(c)	157	(151)	(1)	(1)	—
Less pension past service credit(d)	—	—	(437)	(437)	—
Add back/(less) foreign exchange (gain)/loss and fair value adjustments - loans(e)	54	101	(71)	(34)	53
Add back/(less) foreign exchange (gain)/loss – economic hedges of loans(f)	—	4	(11)	15	(3)
Add back/(less) foreign exchange (gain)/loss - derivatives(g)	(86)	(6)	(91)	(89)	10
Add back/(less) unrealised commodity loss/(gain)	59	(148)	2	8	(1)
Less finance income	(38)	(33)	(33)	(9)	(10)
Add back finance expense (net)	90	68	80	21	21

EBIT	1,793	1,445	974	69	(194)

Add back depreciation and amortisation	1,418	1,656	2,075	450	549
Add back/(less) share of loss/(profit) from equity accounted investments	(64)	(159)	(252)	(77)	(30)

EBITDA	3,147	2,942	2,797	442	325

*	Not adjusted to reflect the adoption of IFRS 9 from 1 April 2018.
(a)	The impact of IFRS 9 on profit for the period was negative £19 million and negative £20 million in the year ended 31 March 2018 and for the three months ended 30 June 2017, respectively.
(b)	The impact of IFRS 9 on taxation was negative £4 million and negative £4 million in the year ended 31 March 2018 and for the three months ended 30 June 2017, respectively
(c)	Relates to charges booked and eventual recoveries related to the explosion at the Port of Tianjin.
(d)

Relates to the pension past service credit due to retirement benefits being calculated on a career average basis rather than based upon a member’s final salary at retirement doubtful debts and previously capitalised investment.

(e)	Relates to foreign exchange (gain)/loss on debt not designated in a hedging relationship and any ineffectiveness arising from designated debt hedging relationships.
(f)	Relates to (gain)/loss on foreign currency derivatives entered into to offset foreign exchange on certain foreign currency debt.
(g)

Relates to foreign exchange gain/loss on derivatives excluded from EBITDA and not included elsewhere in this reconciliation. The impact of IFRS 9 on foreign exchange (gain)/loss – derivatives was a loss of £18 million and a loss of £24 million in the year ended 31 March 2018 and for the three months ended 30 June 2017, respectively.

(8)	This amount reflects the capitalised cost of product development recognised as an intangible asset at the end of the relevant period.
(9)

JLR has defined net cash/(debt) as cash and cash equivalents plus short-term deposits less total balance-sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. The reconciliation for JLR’s net cash/(debt) line item is set out below:

	As at 31 March			As at 30 June
	2016	2017	2018	2018
	(£ in millions)
Cash and cash equivalents	3,399	2,878	2,626	1,294
Short-term deposits	1,252	2,609	2,031	1,498
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(2,500)	(3,581)	(3,731)	(3,914)

Net cash/(debt)	2,151	1,906	926	(1,122)

(10)

Free cash flow reflects net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents. The reconciliation for JLR’s free cash flow line item is set out below:

	Fiscal year ended 31 March			Three months ended 30 June
	2016	2017	2018	2017	2018
	(£ in millions)
Net cash generated from/(used in) operating activities	3,556	3,160	2,958	(360)	(758)
(Less) net cash used in investing activities	(2,966)	(4,317)	(3,222)	(766)	(366)
Finance expenses	(142)	(150)	(158)	(24)	(31)
Finance lease payments	(5)	(4)	(4)	(1)	(1)
Add back/(less): Movements in short-term deposits	186	1,300	(523)	(125)	(582)
Add back/(less): Foreign exchange gain/(loss) on short-term deposits	11	57	(55)	(13)	49
Add back/(less): Foreign exchange gain/(loss) on cash and cash equivalents	4	95	(41)	(19)	15

Free cash flow	644	141	(1,045)	(1,308)	(1,674)

(11)

Total product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. The reconciliation for JLR’s total and other investment line item is set out below:

	Fiscal year ended 31 March			Three months ended 30 June
	2016	2017	2018	2017	2018
	(£ in millions)
Purchases of property, plant and equipment	1,422	1,584	2,135	478	435
Net cash outflow relating to intangible asset expenditure	1,384	1,473	1,614	403	532
R&D Expensed	318	368	406	94	99
Investments in equity accounted investments	—	12	—	—	—
Purchases of other investments	—	1	25	20	—
Acquisitions of subsidiaries	11	—	6	—	—

Total product and other investment(a)	3,135	3,438	4,186	995	1,066

(a)

Total product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Twelve Month Financial Information

The unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 set out below was derived by aggregating the consolidated income statement for the twelve months ended 31 March 2018, as adjusted for IFRS 9, and the consolidated income statement data for the three months ended 30 June 2018, reported in accordance with IFRS 9, and subtracting the consolidated income statement data for the three months ended 30 June 2017, as adjusted for IFRS 9, to derive the consolidated income statement data for the twelve months ended 30 June 2018 as if IFRS 9 had been applied for the twelve month period ended 30 June 2018. The unaudited condensed consolidated financial information for the twelve months ended 30 June 2018 presented herein is not required by or presented in accordance with IFRS or any other generally accepted accounting principles. The financial information for the twelve months ended 30 June 2018 has been prepared for illustrative purposes only and is not necessarily representative of JLR’s results of operations for any future period or its financial condition at any future date.

	Fiscal year ended and as at 31 March 2018			Three months ended and as at 30 June				Twelve months ended and as at 30 June 2018
	Reported	Adjustment for IFRS 9	Adjusted(1)	2017 - Reported	2017 - Restatement for IFRS 9	2017 - Restated(2)	2018	Adjusted(3)
	(£ in millions)
Income Statement and Statement of Comprehensive Income Data:
Revenue	25,786	—	25,786	5,599	—	5,599	5,222	25,409
Material and other cost of sales excluding exceptional items	(16,328)	—	(16,328)	(3,565)	—	(3,565)	(3,366)	(16,129)
Exceptional items	1	—	1	1	—	1	—	—
Employee cost	(2,722)	—	(2,722)	(656)	—	(656)	(733)	(2,799)
Pension past service credit	437	—	437	437	—	437	—	—
Other expenses	(5,846)	—	(5,846)	(1,278)	—	(1,278)	(1,270)	(5,838)
Development/Engineering costs capitalised(4)	1,610	—	1,610	355	—	355	426	1,681
Other income	420	—	420	61	—	61	57	416
Depreciation and amortisation(5)	(2,075)	—	(2,075)	(450)	—	(450)	(549)	(2,174)
Foreign exchange (loss)/gain and fair value adjustments	48	(18)	30	26	(24)	2	(70)	(42)
Finance income	33	—	33	9	—	9	10	34
Finance expense (net)	(80)	(5)	(85)	(21)	—	(21)	(21)	(85)
Share of (loss)/profit from equity accounted investments	252	—	252	77	—	77	30	205

Profit before tax	1,536	(23)	1,513	595	(24)	571	(264)	678

Income tax credit/(expense)	(403)	4	(399)	(123)	4	(119)	54	(226)
Profit for the period	1,133	(19)	1,114	472	(20)	452	(210)	452

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	546	—	546	(119)	—	(119)	305	970
Gain on effective cash flow hedges of inventory	—	—	—	—	—	—	19	19
Income tax related to items that will not be reclassified	(89)	—	(89)	19	—	19	(58)	(166)
Items that may be reclassified subsequently to profit or loss:			—			—		—
Gain/(loss) on cash flow hedges (net)	2,423	18	2,441	1,144	24	1,168	(269)	1,004
Currency translation differences	(4)	—	(4)	(2)	—	(2)	12	10
Income tax related to items that may be reclassified	(458)	(3)	(461)	(216)	(4)	(220)	51	(190)

Total comprehensive income attributable to shareholders	3,551	(4)	3,547	1,298	—	1,298	(150)	2,099

	Fiscal year ended and as at 31 March 2018			Three months ended and as at 30 June				Twelve months ended and as at 30 June 2018
	Reported	Adjustment for IFRS 9	Adjusted(1)	2017 - Reported	2017 - Restatement for IFRS 9	2017 - Restated(2)	2018	Adjusted(3)
	(£ in millions)
Balance Sheet Data (at period end):								—
Intangible assets	6,763	—	6,763	6,306	—	6,306	6,921	6,921

Total non-current assets	15,610	(5)	15,605	13,964	—	13,964	15,815	15,815

Total current assets	11,170	—	11,170	9,834	—	9,834	9,183	9,183

Total assets	26,780	(5)	26,775	23,798	—	23,798	24,998	24,998

Total current liabilities	10,920	—	10,920	9,183	—	9,183	9,788	9,788

Total non-current liabilities	5,872	(1)	5,871	6,886	—	6,886	5,668	5,668

Total liabilities	16,792	(1)	16,791	16,069	—	16,069	15,456	15,456

Equity attributable to shareholders	9,980	(4)	9,976	7,729	—	7,729	9,536	9,536
Non-controlling interests	8	—	8	—	—	—	6	6

Total equity	9,980	—	9,984	7,729	—	7,729	9,542	9,542

Cash Flow Data:								—
Net cash generated from/(used in) operating activities	2,958	—	2,958	(360)	—	(360)	(758)	2,560
Net cash used in investing activities	(3,222)	—	(3,222)	(766)	—	(766)	(366)	(2,822)
Net cash generated from/(used in) financing activities	53	—	53	(96)	—	(96)	(223)	(74)
Effect of foreign exchange on cash and cash equivalents	(41)	—	(41)	(19)	—	(19)	15	(7)
Cash and cash equivalents at the end of period	2,626	—	2,626	1,637	—	1,637	1,294	1,294
Other Financial Data:			—			—		—
EBIT(6)	974	—	974	69	—	69	(194)	711
EBITDA(7)	2,797	—	2,797	442	—	442	325	2,680
Capitalised expenditure (excluding product development expenditure)	2,156	—	2,156	526	—	526	546	2,176
Capitalised product development expenditure(8)	1,593	—	1,593	355	—	355	421	1,659
Net cash/(debt) (at period end) (9)	926	—	926	607	—	607	(1,122)	(1,122)
Free cash flow(10)	(1,045)	—	(1,045)	(1,308)	—	(1,308)	(1,674)	(1,411)
Total product and other investment(11)	4,186	—	4,186	995	—	995	1,066	4,257

(1)	Adjusted to reflect the impact of IFRS 9.

(2)	Restated to reflect the impact of IFRS 9.
(3)	Derived as if IFRS 9 had applied for the entire twelve month period ended 30 June 2018.
(4)

This amount reflects the capitalised cost recognised as an intangible asset at the end of the relevant period, net of the amounts charged to the income statement, which were £411 million for the twelve months ended 30 June 2018.

(5)

Depreciation and amortisation include, among other things, the amortisation attributable to the capitalised cost of product development relating to new vehicle platforms, engines, transmissions and new products. The amount of amortisation attributable to capitalised product development costs for the twelve months ended 30 June 2018 was £986 million.

(6)

JLR has defined EBIT as EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation. EBIT is presented because JLR believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBIT in a manner that is different from JLR’s. An EBIT reconciliation is included below.

(7)

JLR has defined EBITDA as profit before income tax expense, exceptional items, pension past service credit, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, share of profit/loss from equity accounted investments, depreciation and amortisation. EBITDA is presented because JLR believes that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the automotive industry. However, other companies may calculate EBITDA in a manner that is different from JLR’s. EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to cash flow generated from/ (used in) operating activities or as a measure of liquidity or an alternative to profit/(loss) on ordinary activities as indicators of operating performance or any other measures of performance derived in accordance with IFRS. The reconciliation of EBIT and EBITDA to JLR’s profit for the period line item is:

	Fiscal year ended and as at 31 March 2018			Three months ended and as a 30 June				Twelve months ended and as at 30 June 2018
	Reported	Adjustment for IFRS 9	Adjusted(1)	2017 - Reported	2017 - Restatement for IFRS 9	2017 - Restated(2)	2018	Adjusted(3)
	(£ in millions)
Profit for the period	1,133	(19)	1,114	472	(20)	452	(210)	452
Add back/(less) back income tax expense/(credit)	403	(4)	399	123	(4)	119	(54)	226
Less exceptional item(a)	(1)	—	(1)	(1)	—	(1)	—	—
Less pension past service credit(b)	(437)	—	(437)	(437)	—	(437)	—	—
Add back/(less) foreign exchange (gain)/loss and fair value adjustments - loans(c)	(71)	2	(69)	(34)	—	(34)	53	18
Add back/(less) foreign exchange (gain)/loss – economic hedges of loans(d)	(11)	—	(11)	15	—	15	(3)	(29)
Add back/(less) foreign exchange (gain)/loss - derivatives(e)	(91)	16	(75)	(89)	24	(65)	10	—
Add back/(less) unrealised commodity loss/(gain)	2	—	2	8	—	8	(1)	(7)
Less finance income	(33)	—	(33)	(9)	—	(9)	(10)	(34)
Add back finance expense (net)	80	5	85	21	—	21	21	85
EBIT	974	—	974	69	—	69	(194)	711
Add back depreciation and amortisation	2,075	—	2,075	450	—	450	549	2,174
Add back/(less) back share of loss/(profit) from equity accounted investments	(252)	—	(252)	(77)	—	(77)	(30)	(205)
EBITDA	2,797	—	2,797	442	—	442	325	2,680

(a)	Relates to charges booked and eventual recoveries related to the explosion at the Port of Tianjin.
(b)

Relates to the pension past service credit due to retirement benefits being calculated on a career average basis rather than based upon a member’s final salary at retirement doubtful debts and previously capitalised investment.

(c)	Relates to foreign exchange (gain)/loss on debt not designated in a hedging relationship and any ineffectiveness arising from designated debt hedging relationships.
(d)	Relates to (gain)/loss on foreign currency derivatives entered into to offset foreign exchange on certain foreign currency debt.
(e)	Relates to foreign exchange gain/loss on derivatives excluded from EBITDA and not included elsewhere in their reconciliation.

(8)	This amount reflects the capitalised cost of product development recognised as an intangible asset at the end of the relevant period.
(9)

JLR has defined net cash/(debt) as cash and cash equivalents plus short-term deposits less total balance-sheet borrowings, which includes secured and unsecured borrowings and factoring facilities. The reconciliation for JLR’s net cash/(debt) line item is set out below:

	As at 31 March			As at 30 June
	2016	2017	2018	2018
	(£ in millions)
Cash and cash equivalents	3,399	2,878	2,626	1,294
Short-term deposits	1,252	2,609	2,031	1,498
Total borrowings (including secured and unsecured borrowings and factoring facilities)	(2,500)	(3,581)	(3,731)	(3,914)

Net cash/(debt)	2,151	1,906	926	(1,122)

(10)

Free cash flow reflects net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow before financing also includes foreign exchange gain/loss on short-term deposits and cash and cash equivalents. The reconciliation for JLR’s free cash flow line item is set out below:

	Fiscal year ended 31 March			Three months ended 30 June		Twelve months ended 30 June
	2016	2017	2018	2017	2018	2018
	(£ in millions)
Net cash generated from/(used in) operating activities	3,556	3,160	2,958	(360)	(758)	2,560
(Less) net cash used in investing activities	(2,966)	(4,317)	(3,222)	(766)	(366)	(2,822)
Finance expenses	(142)	(150)	(158)	(24)	(31)	(165)
Finance lease payments	(5)	(4)	(4)	(1)	(1)	(4)
Add back/(less): Movements in short-term deposits	186	1,300	(523)	(125)	(582)	(980)
Add back/(less): Foreign exchange gain/(loss) on short-term deposits	11	57	(55)	(13)	49	7
Add back/(less): Foreign exchange gain/(loss) on cash and cash equivalents	4	95	(41)	(19)	15	(7)

Free cash flow	644	141	(1,045)	(1,308)	(1,674)	(1,411)

(11)

Total product and other investment reflects cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, equity accounted investments and other trading investments, and expensed research and development costs. The reconciliation for JLR’s total and other investment line item is set out below:

	Fiscal year ended 31 March			Three months ended 30 June		Twelve months ended 30 June
	2016	2017	2018	2017	2018	2018
	(£ in millions)
Purchases of property, plant and equipment	1,422	1,584	2,135	478	435	2,092
Net cash outflow relating to intangible asset expenditure	1,384	1,473	1,614	403	532	1,743
R&D Expensed	318	368	406	94	99	411
Investments in equity accounted investments	—	12	—	—	—	—
Purchases of other investments	—	1	25	20	—	5
Acquisitions of subsidiaries	11	—	6	—	—	6

Total product and other investment(a)	3,135	3,438	4,186	995	1,066	4,257

(a)

Total product and other investment can also be presented as cash outflows relating to tangible assets (net of proceeds from disposals of tangible assets), intangible assets, expensed R&D and investment in joint ventures.

Explanation of Income Statement Line Items

JLR’s income statement includes the following items.

•

Revenue: Revenue includes the fair value of the consideration received or receivable from the sale of finished vehicles and parts to dealers (in the United Kingdom and the foreign countries in which JLR has NSCs) and importers (in all other foreign countries). JLR recognizes revenue on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted when the risks and rewards of ownership and associated control in the related good or service have passed to the customer. Sale of products includes export and other recurring and non-recurring incentives from governments at the national and state levels. Sale of products is presented net of excise duty where applicable and other indirect taxes. Consequently, the amount of revenue JLR recognizes is driven by wholesale volumes (i.e., sales of finished vehicles to dealers and importers). JLR does, however, mainly monitor the level of retail volumes as the general metric of customer demand for its products with the aim of managing effectively the level of stock held by its dealers. Retail volumes do not directly affect JLR’s revenue. From April 1, 2018, JLR adopted IFRS 15. The primary impact for JLR relates to “consideration payable to customers”, which the standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions. This reclassification totalled £23 million for the three months ended June 30, 2018. Other specific impacts on JLR relates to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network. JLR has determined that it is an agent in providing these services, and have amended the presentation of these amounts from a gross basis (i.e. revenues and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement). The financial impact of this change is a reclassification of costs against revenue of £79 million for the three months ended June 30, 2018. JLR has also reclassified royalty income and incremental income from customers from “Other income” to “Revenue” and this totaled £35 million for the three months ended June 30, 2018. Changes discussed above have not materially impacted profit before tax or its EBIT for the three months ended June 30, 2018. During Fiscal 2017, JLR reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9. As a result, it is considered more appropriate to present realised foreign exchange derivatives hedging revenue exposures as an adjustment to ‘Revenue’. The Fiscal 2016 comparatives have been represented on this basis. Realised foreign exchange gains of £78 million have been adjusted to ‘Revenue’ for the year ended March 31, 2016.

•

Material and other cost of sales: JLR has elected to present its income statement under IFRS by nature of expenditure rather than by function. Accordingly, JLR does not present costs of sales, selling and distribution and other functional cost categories on the face of the income statement. “Material and other cost of sales” are comprised of: (i) change in inventories of finished goods and works in progress; (ii) purchase of products for sale; and (iii) raw materials and consumables. “Material and other cost of sales” does not equal “cost of sales” that JLR would report if it was to adopt a functional presentation for its income statement because it does not include all relevant employee costs, depreciation and amortisation of assets used in the production process and relevant production overheads. During Fiscal 2017, JLR reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9. As a result, it is considered more appropriate to present realised foreign exchange relating to derivatives hedging cost exposures to ‘Material and other cost of sales’. The Fiscal 2016 comparatives have been represented on this basis. Realised foreign exchange losses of £259 million have been adjusted to ‘Material and other cost of sales’ for the year ended March 31, 2016.

•

Changes in inventories of finished goods and work in progress reflects the difference between the inventory of vehicles and parts at the beginning of the relevant period and the inventory of vehicles and parts at the end of the relevant period. It represents the credit or charge required to reflect the manufacturing costs for finished vehicles and parts, or vehicles and parts on the production line, that were still in stock at the end of the relevant period. Inventories (other than those recognized as a result of the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in-first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and selling expenses. Inventories include vehicles sold to a third party subject to repurchase arrangements. The majority of these vehicles are leased by a third party back to JLR’s management. These vehicles are carried at cost and are amortised in changes in stocks and work in progress to their residual values (i.e., estimated second-hand sale value) over the term of the arrangement.

•

Purchase of products for sale represents the cost associated with the supply from third-party suppliers of parts and other accessories that JLR does not manufacture ourselves but fit into its finished vehicles.

•

Raw materials and consumables represents the cost of the raw materials and consumables that JLR purchases from third parties and use in its manufacturing operations, including aluminium, other metals, rubber and other raw materials and consumables. Raw materials and consumables also include import duties for raw materials and finished vehicles from the United Kingdom into the country of sale.

•

Employee cost: This line item represents the cost of wages and salaries, social security and pensions for all of JLR’s employees and agency workers, including employees of centralised functions and headquarters.

•

Other expenses: This line item comprises any operating expense not otherwise accounted for in another line item. These expenses principally include warranty and product liability costs and freight and other transportation costs, stores, spare parts and tools consumed, product development costs, repairs to building, plant and machinery, power and fuel, rent, rates and taxes, publicity and marketing expenses, insurance and other general costs.

•

Development/Engineering costs capitalised: Development and engineering costs capitalised represents employee costs, store and other manufacturing supplies, and other works expenses incurred mainly towards product development projects. It also includes costs attributable to internally constructed capital items. Product development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products are capitalised and recognized as intangible assets when (i) feasibility has been established, (ii) JLR has committed technical, financial and other resources to complete the development and (iii) it is probable that the relevant asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. The application of the relevant accounting policy involves critical judgement and interpretations of IFRS may differ, which can result in different applications of the same standard and, therefore, different results. Interest cost incurred in connection with the relevant development is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

•

Other income: This item represents any income not otherwise accounted for in another line item. It principally includes rebates from the Chinese government based on JLR’s activities there, income from the Land Rover experience and sales of second-hand Land Rover warranties in the United States. Rebates from China are accounted for when received as they are not considered virtually certain to be paid. From April 1, 2018, JLR adopted IFRS 15. As a result, it has reclassified royalty income and incremental income from customers from ‘Other income’ to ‘Revenue’ and this totalled £35 million for the three months ended June 30, 2018.

•

Depreciation and amortisation: Depreciation and amortisation represent the depreciation of property, plant and equipment and the amortisation of intangible assets, including the amortisation of capitalised product development costs. Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital work-in-progress includes capital advances. Amortisation is provided on a straight-line basis over estimated useful lives of the intangible assets. The amortisation period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates. In accordance with IFRS, JLR capitalizes a significant percentage of its product development costs. Capitalized development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss.

•

Foreign exchange (loss)/gain and fair value adjustments: This item represents the net gain or loss attributable to the revaluation of non-GBP balance sheet items (including debt) and the gain/(loss) on foreign exchange derivative contracts that are not hedge accounted, as well as any ineffectiveness from designated hedge relationships and fair value adjustments resulting from fair value hedging relationships. From 1 April 2018, JLR adopted IFRS 9. Prior to JLR’s adoption of IFRS 9, the time value of options was recognized in this income statement line item; this has been taken to equity as a cost of hedging under IFRS 9..

•	Finance income: This item represents the income from short-term liquid financial assets, marketable securities and other financial instruments (including bank deposits).

•

Finance expense (net): This item represents the net expense of JLR’s financial borrowings, including the Existing Notes, including fees and commitment fees paid to financial institutions in relation to committed financial facilities and similar credit lines, less interest capitalised.

•

Share of (loss)/profit from equity accounted investments: The Consolidated Financial Statements include JLR’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investments, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When JLR’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that it has an obligation or have made payments on behalf of the investee.

•	Exceptional items: JLR has elected to disclose exceptional items separately in the consolidated income statement by virtue of their nature, size or frequency.

Internal Controls

Upon an evaluation of the effectiveness of the design and operation of JLR’s internal controls over financial reporting conducted as part of JLR’s corporate governance and public, JLR concluded that there was a material weakness, such that its internal controls over financial reporting were not effective as at March 31, 2018. A material weakness, under the applicable auditing standards established by the Public Company Accounting Oversight Board (PCAOB), is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified with respect to the year ended March 31, 2018 related to privileged system access at one of JLR’s third party logistics providers. JLR uses a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own IT system, independent of JLR’s IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for JLR’s financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in the preparation of JLR’s financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, JLR has been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts was properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to JLR’s IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for JLR’s financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by JLR, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

JLR performs procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, JLR performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this weakness. These included a review of physical security controls and the validation of inventory valuation cost against Jaguar Land Rover purchasing data. No material misstatements have been identified in the financial statements as a result of this weakness.

JLR also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. A review of other relevant third-party providers has not uncovered any similar issues.

Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Capitalization

Sources	Actual as at 30 June 2018
(£ in millions)
Cash and cash equivalents(1)	1,294
Short-term investments(2)	1,498

Cash and cash equivalents and short-term investments	2,792

Other loans(3)	19
Factoring(4)	200
5.625% Senior Notes due 2023(5)	381
4.125% Senior Notes due 2018(5)	534
5.000% Senior Notes due 2022	400
4.250% Senior Notes due 2019(5)	381
3.875% Senior Notes due 2023	400
3.500% Senior Notes due 2020(5)	381
2.200% Senior Notes due 2024(6)	578
2.750% Senior Notes due 2021	300
4.500% Senior Notes due 2027(5)	363
Capitalised debt issuance fees(8)	(23)

Total debt	3,914

Ordinary shares	1,501
Capital redemption reserve	167
Reserves	7,868
Total equity	9,536

Total capitalisation	13,450

(1)

The total amount of cash and cash equivalents includes £386 million of cash and cash equivalents held in subsidiaries of JLR outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However, annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on JLR’s ability to meet its cash obligations.

(2)	Refers to bank deposits with a maturity of between three and twelve months.
(3)	Consists of (i) overdraft facilities and (ii) finance leases.
(4)	Represents JLR’s factoring facilities entered into in the ordinary course of business.
(5)	Using the US dollar per British pound exchange rate on 30 June 2018 of $1.3111 = £1.00.
(6)	Using the euro per British pound exchange rate on 30 June 2018 of €1.1281 = £1.00.

III. DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

General Trends of JLR’s Recent Performance

Revenues were £5,222 million for the three months ended June 30, 2018, as compared to £5,599 million for the three months ended June 30, 2017. EBITDA was £325 million in the three months ended June 30, 2018, as compared to £442 million in the three months ended June 30, 2017. Profit after tax was negative £210 million in the three months ended June 30, 2018 compared to £472 million in the three months ended June 30, 2017. EBIT of negative £194 million in the three months ended June 30, 2018 compared to £69 million in the three months ended June 30, 2017. EBITDA was lower in the three months ended June 30, 2018 compared to the three months ended June 30, 2017 primarily due to higher manufacturing costs (related to the plant in Nitra, Slovakia and production of the Jaguar E-PACE and Jaguar I-PACE in Graz, Austria), higher commodity costs and the effect of a warranty credit in the three months ended June 30, 2017 that did not recur in the three months ended June 30, 2018, partially offset by favorable realized foreign exchange movements. Further, EBIT was lower in the three months ended June 30, 2018 compared to the three months ended June 30, 2017, primarily due to the same factors affecting EBITDA, as well as higher depreciation and amortization and lower China Joint Venture profits.

The decrease in revenue reflects lower wholesale volumes (down 7.7% in the three months ended 30 June 2018 compared to the three months ended 30 June 2017), primarily as a result of the change in Chinese import duties, the de-stocking of inventory and delays due to the change in vehicle certification to meet the new WLTP standards. The de-stocking of inventory and delays due to the change in vehicle certification to meet the new WLTP collectively accounted for a decrease in volume of approximately 13,900 vehicles in the three months ended 30 June 2018.

Loss before tax was £264 million in the three months ended June 30, 2018, compared to profit before tax of £595 million in the three months ended June 30, 2017. The lower profit before tax in the three months ended June 30, 2018 primarily reflects the lower EBIT as well as unfavorable revaluation of unrealized foreign currency debt and derivatives, which is primarily the result of the £60 million of negative revaluation which occurred in the three months ended June 30, 2018 and the effect of a £108 million positive revaluation which occurred in the three months ended June 30, 2017 that did not recur in the three months ended June 30, 2018. JLR’s loss after tax was £210 million in the three months ended June 30, 2018, down from profit after tax of £472 million in the same period in 2017.

Net cash from operating activities was negative £758 million in the three months ended June 30, 2018 compared to negative £360 million in the three months ended June 30, 2017. Free cash flow was negative £1,674 million in the three months ended June 30, 2018, after £1,066 million of total product and other investment spending as well as £960 million of working capital outflows. The negative working capital movement in the three months ended June 30, 2018 occurred as a result of a reduction in accounts payable reflecting the significant amount of higher production costs (due to higher volumes) incurred in the three months ended March 31, 2018, the majority of which were paid for in the three months ended June 30, 2018. Net cash used in operating activities in the three months ended June 30, 2018 was £758 million. Free cash flow was negative £1,308 million in the three months ended June 30, 2017, after £995 million of total product and other investment spending as well as £733 million of working capital outflows. The negative working capital movement in the three months ended June 30, 2017 occurred as a result of higher inventory for new model launches (primarily the Range Rover Velar) and the reduction in accounts payable reflecting the significant amount of higher production costs (due to higher volumes) incurred in the three months ended March 31, 2017, the majority of which were paid for in the three months ended June 30, 2017. Net cash used in operating activities in the three months ended June 30, 2017 was £360 million.

After the negative free cash flow of £1,674 million, finance expenses and fees (net of capitalized interest) of £32 million (up from £25 million in the three months ended June 30, 2017), a £34 million net increase in the utilization of a short-term debt facility (up from a reduction of £11 million in the three months ended June 30, 2017) and a £225 million dividend paid (out of £225 million declared) to TML during the three months ended June 30, 2018 (up from a dividend paid of £60 million out of £150 million declared in the three months ended June 30, 2017), JLR had a total cash of £2,792 million (down from £4,108 million as at June 30, 2017), comprising £1,294 million of cash and cash equivalents and £1,498 million of financial deposits. As at June 30, 2018, JLR also had an undrawn committed revolving credit facility of £1,935 million.

Recent Retail Volumes

Total retail volumes in the three months ended June 30, 2018 were 145,510 units (including sales from JLR’s China Joint Venture), an increase of 5.9% compared to the three months ended June 30, 2017, with sales volumes up year-on-year in the United Kingdom by 14.3%, North America by 8.8% and China by 2.5%. By model, this year-on-year retail sales growth was primarily driven by the introduction of the Range Rover Velar the Jaguar E-PACE, the all-new Land Rover Discovery as well as solid demand for the refreshed Range Rover Sport. By brand, Land Rover retailed 101,386 units in the three months ended June 30, 2018, an increase of 5.4% compared to the three months ended June 30, 2017 primarily driven by the introduction of the Range Rover Velar, which went on sale in July 2017, and the all-new Land Rover Discovery, partially offset by softer demand for the Range Rover Evoque and Land Rover Discovery Sport. Jaguar retailed 44,124 units in the three months ended June 30, 2018, an increase of 6.9% compared to the three months ended June 30, 2017 primarily driven by the introduction of the Jaguar E PACE and the Jaguar I-PACE, partially offset by softer sales of other Jaguar models.

Retail volumes in Europe (excluding the United Kingdom and Russia) were 31,104 units in the three months ended June 30, 2018, compared to 33,536 units during the same period in 2017, down 7.3% year on year as the introduction of the Jaguar E-PACE, the Jaguar I-PACE and the Range Rover Velar as well as higher sales of the Jaguar F-TYPE were more than offset by weaker sales of other Jaguar and Land Rover models.

Retail volumes in North America were 30,886 units in the three months ended June 30, 2018, compared to 28,393 units in the same period in 2017, an increase of 8.8%, primarily reflecting the introduction of the Jaguar E PACE and Range Rover Velar, as well as strong sales for the all-new Land Rover Discovery, the refreshed Range Rover Sport and the Range Rover, partially offset by weaker sales of other models.

Retail volumes in the United Kingdom were 26,386 units in the three months ended June 30, 2018, compared to 23,083 units in the same period in 2017, an increase of 14.3%, primarily driven by the introduction of the Jaguar E-PACE, the Jaguar I-PACE and the Range Rover Velar and strong demand for the refreshed Range Rover Sport and the Range Rover, partially offset by weaker sales of other Jaguar and Land Rover models.

Retail volumes in China were 34,358 units in the three months ended June 30, 2018, compared to 33,514 units in the same period in 2017, an increase of 2.5%, primarily driven by the introduction of the long wheelbase XEL, the all-new Land Rover Discovery and the Range Rover Velar, as well as strong demand for the Jaguar XE, partially offset by weaker sales of other Jaguar and Land Rover models.

Retail volumes in Overseas markets were 22,776 units in the three months ended June 30, 2018, compared to 18,937 units in the same period in 2017, an increase of 20.3%, as the introduction of the Jaguar E-PACE and continued sales of the Jaguar F-TYPE drove sales growth for Jaguar and sales of the all-new Land Rover Discovery, Ranger Rover Velar and the refreshed Range Rover Sport drove sales growth for Land Rover, partially offset by weaker demand of other Jaguar and Land Rover models.

Expected Industry Trends

Based on industry data, JLR’s management expects relatively robust growth in China and Overseas markets in the next six years whereas relatively modest growth is forecast for North America, Europe and the United Kingdom over the same period.

Recent Macroeconomic Trends

Brexit has led to uncertainty with respect to the trading arrangements between the United Kingdom, the EU and other countries. While Article 50 of the Lisbon Treaty was invoked by the United Kingdom on March 29, 2017, substantial uncertainty remains regarding the outcome of the negotiations, as well as the scope and duration of a transitionary period, if any, following the expiration of the Article 50 period on March 29, 2019. This uncertainty was exacerbated by the lack of a decisive majority following the United Kingdom general election in June 2017. Depending on the terms of the withdrawal of the United Kingdom from the European Union, the new or modified trading agreements could affect export volumes and result in a decline in trade.

Furthermore, JLR are exposed to currency movements versus the British pound, its reporting currency. Revenue exposures are primarily sensitive to movements in the US dollar, Chinese yuan and emerging market currencies (notably the Russian rouble and Brazilian real) while JLR’s cost exposures are particularly sensitive to movements in the euro, since it sources a significant proportion of its components from the Eurozone. The Chinese yuan and the euro were generally stronger against the British pound over the three months ended June 30, 2018, compared to the three months ended June 30, 2017. In contrast, the US dollar was generally weaker against the British pound over the three months ended June 30, 2018, compared to the three months ended June 30, 2017. The strengthening of the Chinese yuan and the euro over the three months ended June 30, 2018 was generally more favorable for JLR’s underlying Chinese yuan denominated net income exposures and less favorable for its euro denominated net cost exposures. On the other hand, the weakening of the US dollar over the three months ended June 30, 2018 was generally less favorable for JLR’s underlying US dollar denominated net income exposures. However, JLR has a well-established hedging program in place that partially counteracts the volatility in the underlying currency exposure to the movements in the US dollar, euro, Chinese yuan and other currencies. Movements in JLR’s foreign exchange hedging derivatives are generally offset by favorable movements in the underlying foreign currency exposures as it generally hedges only a portion (and not all) of the underlying exposure.

JLR is also exposed to changes in commodity prices, notably aluminum, copper, platinum and palladium. Commodity prices were generally less favorable in the three months ended June 30, 2018 compared to the same period in 2017.

JLR has hedging policies in place in order to mitigate the impact of exchange rate and commodity price volatility on its results. These hedging policies permit the use of financial derivatives such as forward contracts and options to manage risks relating to exchange rates, as well as swaps and fixed price supply contracts to manage risks relating to commodity price volatility.

Significant Factors Influencing JLR’s Results of Operations

JLR’s results of operations are dependent on a number of factors, which include mainly the following:

•

General economic conditions. JLR, like the rest of the automotive industry, is substantially affected by general economic conditions. For the risks associated with its industry and markets. In particular, JLR may be exposed to risks associated with Brexit. JLR has a dedicated Brexit scenario planning team to help it address likely impacts and respond accordingly. JLR anticipates that the impact of Brexit will revolve around, among other things, (i) the extent to which the British pound remains weaker, (ii) any incremental tariffs that might result following exit from the EU, and (iii) any impact on economic growth and consumer confidence in the United Kingdom and/or the EU.

•

Foreign currency rates. Changes in foreign currency exchange rates may positively or negatively affect JLR’s results of operations through both transaction risk and translation risk. Transaction risk is the risk that the currency structure of JLR’s costs and liabilities will deviate from the currency structure of sales proceeds and assets. Translation risk is the risk that JLR’s financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, which may have a substantial impact on comparisons with prior periods.

•

Seasonality. JLR’s results of operations are also dependent on seasonal factors in the automotive market such as change in cash and cash equivalents due principally to seasonal effects on the working capital cycle.

•

JLR’s competitive position in the market. Competition in the premium and SUV segments in which JLR operates has an effect on volumes and price realisation, which may have an impact on the profitability of its business.

•

Technological developments in the automotive industry. The automotive industry is undergoing rapid technological change, particularly in the premium segment in which JLR operates. Such changes can affect both JLR’s volumes, for example if its competitors have, or are perceived to have, more advanced vehicles, and the required investment spending on R&D, in particular with respect to autonomous, connected and electrification technologies, as well as mobility solutions.

•

Credit, liquidity and interest rates and availability of credit for vehicle purchases. JLR’s volumes are significantly dependent on the availability of vehicle financing arrangements by external providers of lease and consumer financing options and the costs thereof. JLR does not offer vehicle financing on its own account. Any reduction in the supply of available consumer finance, as occurred during the global financial crisis, would make it more difficult for some of JLR’s customers to purchase its vehicles.

•

Environmental regulation. There has been a greater emphasis on the emission and safety norms for the automobile industry by governments in the various countries in which JLR operates. Compliance with these norms has had, and will continue to have, a significant impact on the costs and product life cycles in the automotive industry. A significantly lower diesel sales mix resulting from diesel uncertainty (including uncertainty around the taxation and regulation of diesel vehicles) would make it challenging to comply with CO2 emission requirements.

•

Amortisation of development/engineering costs capitalised. JLR has and continue to capitalise its product development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products. These capitalised costs reduce overall profits over time through amortisation, which has increased and which JLR expects will further increase over the next few years. Therefore, until fully amortised, capitalised costs have a continuing impact on its results of operations.

•

Political and regional factors. Similarly to the rest of the automotive industry, JLR is affected by political and regional factors. JLR may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labor strikes and other risks in the markets in which it operates.

Factors Affecting Comparability

With effect from April 1, 2018, JLR implemented IFRS 9 and IFRS 15 in its consolidated financial statements.

With respect to IFRS 9, as required under the transition rules of IFRS 9, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntary application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. Accordingly, the financial information presented for periods prior to April 1, 2018 is not wholly comparable.

With respect to IFRS 15, JLR has applied the modified retrospective application approach and have not restated prior comparative financial information. Instead, the cumulative effect of the application of IFRS 15 will be recognized in the opening balance sheet reserves. Accordingly, the financial information presented for periods prior to April 1, 2018 may not be wholly comparable.

Results of Operations

The tables and discussions set out below provide an analysis of selected items from JLR’s consolidated statements of income for each of the periods described below.

Three months ended June 30, 2018 compared to three months ended June 30, 2017

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Three months ended June 30,		Percentage change
	2017*	2018
	(£ in millions)		(% change)
Revenue	5,599	5,222	(6.7)%
Material and other cost of sales excluding exceptional item	(3,565)	(3,366)	(5.6)%
Exceptional Item	1	—	n/a
Employee cost	(656)	(733)	11.7%
Pension past service credit	437	—	n/a
Other expenses	(1,278)	(1,270)	(0.6)%
Development/Engineering costs capitalised	355	426	20.0%
Other income	61	57	(6.6)%
Depreciation and amortisation	(450)	(549)	22.0%
Foreign exchange gain/(loss) and fair value adjustments	26	(70)	>(99.0)%
Finance income	9	10	11.1%
Finance expense (net)	(21)	(21)	—
Share of profit from equity accounted investments	77	30	(61.0)%

Profit/(loss) before tax	595	(264)	>(99.0)%

Income tax (expense)/credit, excluding tax on exceptional item	(123)	54	>(99.0)%
Tax on exceptional item	—	—	—

Profit/(loss) for the period	472	(210)	>(99.0)%

*	Not adjusted to reflect the adoption of IFRS 9 from April 1, 2018.

Revenue

Revenue decreased by £377 million to £5,222 million in the three months ended June 30, 2018 from £5,599 million in the three months ended June 30, 2017, a decrease of 6.7%, primarily reflecting lower wholesale volumes (excluding the China Joint Venture), mainly as a result of customers delaying vehicle purchases in anticipation of the reduction in Chinese import duties, the de-stocking of inventory and delays due to the change in vehicle certification to meet the new WLTP standards.

Material and other cost of sales

JLR’s material and other cost of sales (excluding the exceptional item of £1 million for the recoveries related to the explosion at the Port of Tianjin) decreased to £3,366 million in the three months ended June 30, 2018, down 5.6% from £3,565 million in the three months ended June 30, 2017. This decrease is predominantly attributable to weaker wholesales volumes and lower production.

As a percentage of revenue, material and other costs of sales before exceptional item accounted for 64.4% of JLR’s revenue in the three months ended June 30, 2018, which is up from 63.7% for the three months ended June 30, 2017, predominantly attributable to an increase in variable marketing expenses and the adoption of IFRS 15.

Change in inventories of finished goods and work in progress: In the three months ended June 30, 2018, JLR’s inventory of finished goods and work in progress increased by £287 million (excluding the impact of the inventory basis adjustment under IFRS 9). This increase in inventories at June 30, 2018 compared to March 31, 2018 was principally related to the launch of the Jaguar I-PACE, the Jaguar E-PACE, the Range Rover Velar and the refreshed Range Rover Sport.

Purchase of products for sale: In the three months ended June 30, 2018, JLR spent £302 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £291 million in the three months ended June 30, 2017, representing an increase of 3.8%, primarily driven by the increase in the number of its vehicles currently on the market.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in the three months ended June 30, 2018 was £3,368 million compared to £3,602 million in the three months ended June 30, 2017, a decrease of £234 million, or 6.5%. The decrease in the total cost of raw materials and consumables was primarily attributable to lower production and wholesale volumes. Raw materials and consumables as a percentage of revenue slightly increased to 64.5% for the three months ended June 30, 2018, as compared to 64.3% for the three months ended June 30, 2017, reflecting higher commodity prices.

Employee cost

JLR’s employee cost increased by 11.7% to £733 million in the three months ended June 30, 2018 from £656 million in the three months ended June 30, 2017. The increase was primarily attributable to an increase in its product engineering headcount as JLR develops future products and technologies. As at June 30, 2018, JLR had 43,116 worldwide employees including agency personnel, compared to 40,857 as at June 30, 2017, an increase of 5.5%.

On April 3, 2017, JLR approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million arose and was recognized in the three months ended June 30, 2017.

Other expenses

Other expenses decreased to £1,270 million in the three months ended June 30, 2018 from £1,278 million in the same period in 2017 primarily due to the adoption of IFRS 15, lower fixed marketing expenses, realised gain on commodity derivatives and higher royalties and tax subsidies in China, partially offset by higher warranty expenses and higher warranty foreign exchange expenses.

Development/Engineering costs capitalised

JLR capitalises development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in its income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in the three months ended June 30, 2017 and 2018:

	Three months ended June 30,
	2017	2018
	(£ in millions)
Total R&D costs	449	525
Of which expenditure capitalised	355	426
Capitalisation ratio in %	79.1%	81.1%
Amortisation of expenditure capitalised	205	249
R&D costs charged in income statement	94	99
As % of revenues	1.7%	1.9%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure increased to £426 million in the three months ended June 30, 2018 from £355 million in the three months ended June 30, 2017, due to an increase in total R&D costs primarily driven by new product and technology development.

Other income (net)

JLR’s other income decreased to £57 million in the three months ended June 30, 2018, compared to £61 million in the three months ended June 30, 2017. The decrease is primarily attributable to the reclassification of royalty income and incremental income from customers to revenue following the adoption of IFRS 15 on April 1, 2018.

Depreciation and amortisation

JLR’s depreciation and amortisation increased to £549 million in the three months ended June 30, 2018, compared to £450 million in the three months ended June 30, 2017. The majority of the increase relates to continuing investment in new products and R&D.

Foreign exchange gain/(loss) and fair value adjustments

JLR recorded a foreign exchange loss of £70 million in the three months ended June 30, 2018, compared to a gain of £26 million in the three months ended June 30, 2017, primarily attributable to the strengthening of the US dollar against the British pound in the three months ended June 30, 2018, compared to a weakening of the US dollar against the British pound in three months ended June 30, 2017. The foreign exchange impact on its results from operations in the three months ended June 30, 2018 compared to the three months ended June 30, 2017 reflects the following:

•	Unfavourable revaluation of foreign exchange derivatives, not included in EBITDA and EBIT, of £7 million, compared to favourable revaluation of £74 million in the three months ended June 30, 2017.

•

Unfavourable revaluation of foreign currency debt (including fair value adjustments), not included in EBITDA and EBIT, of £53 million, compared to favourable revaluation of £34 million in the three months to June 30, 2017.

•

Unfavourable revaluation of current assets and current liabilities denominated in foreign currency, included in EBITDA and EBIT, of £22 million, compared to unfavourable revaluation of £33 million in the three months to June 30, 2017.

•

Favourable movements on foreign currency derivatives, included in EBITDA and EBIT but not reclassified to revenue or material cost of sales, of £12 million, compared to unfavourable movements of £49 million in the three months to June 30, 2017.

Finance income

JLR’s finance income slightly increased to £10 million in the three months ended June 30, 2018, from £9 million in June 30, 2017.

Finance expense (net of capitalised interest)

JLR’s finance expense (net of capitalised interest) was stable at £21 million in the three months ended June 30, 2018 and June 30, 2017.

Share of profit from equity accounted investments

JLR’s share of profits from equity accounted investments of £30 million in the three months ended June 30, 2018 relates to its China Joint Venture, and has decreased compared to a £77 million gain on the same joint venture during the three months ended June 30, 2017 primarily due to the change from cash accounting to accrual accounting for local market incentives in China, higher variable marketing expenses, higher fixed marketing expenses and higher depreciation and amortisation (related to the engine assembly plant).

Income tax expense

JLR had an income tax credit of £54 million in the three months ended June 30, 2018, compared to an income tax expense of £123 million in the three months ended June 30, 2017. This decrease was primarily attributable to its loss before tax. The effective tax rate for the three months ended June 30, 2018 was 20.5% compared to 20.7% for the same period in 2017.

Profit for the period

JLR’s consolidated loss for the period of the three months ended June 30, 2018 was £210 million, compared to a consolidated profit for the period of £472 million in the three months ended June 30, 2017 as a result of the factors identified above.

Fiscal 2018 compared to Fiscal 2017

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended March 31,		Percentage change
	2017	2018*
	(£ in millions)		(% change)
Revenue	24,339	25,786	5.9%
Material and other cost of sales excluding exceptional item	(15,071)	(16,328)	8.3%
Exceptional Item	151	1	>(99.0)%
Employee cost	(2,490)	(2,722)	9.3%
Pension past service credit	—	437	n/a
Other expenses	(5,376)	(5,846)	8.7%
Development/Engineering costs capitalised	1,426	1,610	12.9%
Other income	379	420	10.8%
Depreciation and amortisation	(1,656)	(2,075)	25.3%
Foreign exchange (loss)/gain and fair value adjustments	(216)	48	>(99.0)%
Finance income	33	33	—
Finance expense (net)	(68)	(80)	17.6%
Share of profit from equity accounted investments	159	252	58.5%

Profit before tax	1,610	1,536	(4.6)%

Income tax expense, excluding tax on exceptional item	(292)	(403)	38.0%

Tax on exceptional item	(46)	—	n/a
Profit for the year	1,272	1,133	(10.9)%

*	Not adjusted to reflect the adoption of IFRS 9 from April 1, 2018.

Revenue

Revenue increased by £1,447 million to £25,786 million in Fiscal 2018 from £24,339 million in Fiscal 2017, an increase of 5.9%. This increase primarily reflects stronger wholesale volumes lead by the introduction of the Jaguar E-PACE, the Range Rover Velar and the all-new Land Rover Discovery.

Material and other cost of sales

JLR’s material and other cost of sales excluding exceptional items increased to £16,328 million in Fiscal 2018 from £15,071 million in Fiscal 2017. This increase is predominantly attributable to higher wholesale volumes and model mix. As a percentage of revenue, material and other cost of sales increased to 63.3% of JLR’s revenue in Fiscal 2018, as compared to 61.9% in Fiscal 2017 due to a higher cost base of vehicles sold.

Change in inventories of finished goods and work in progress: In Fiscal 2018, JLR added £327 million to its inventory of finished goods and work in progress linked to the introduction of new models. Inventories of finished goods include £436 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Purchase of products for sale: In Fiscal 2018, JLR spent £1,237 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £1,144 million in Fiscal 2017, representing an increase of 8.1%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles previously sold.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2018 was £15,599 million, compared to £14,621 million in Fiscal 2017, representing an increase of £978 million, or 6.7%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production and wholesale volumes. Raw materials and consumables as a percentage of revenue slightly increased to 60.5% for Fiscal 2018, as compared to 60.1% for Fiscal 2017 due to slight increases in commodity prices.

Employee cost

JLR’s employee cost increased by 9.3% to £2,722 million in Fiscal 2018 from £2,490 million in Fiscal 2017. The increase was primarily attributable to an increase in JLR’s manufacturing and engineering headcount as it develops future products and technologies. Average employee headcount increased from 39,693 to 41,787, or 5.3%, from March 31, 2017 to March 31, 2018. In Fiscal 2018, the average number of employees on a non-agency basis and agency basis was 34,533 and 7,254 respectively, compared to 33,050 and 6,643 in Fiscal 2017.

Other expenses

Other expenses increased to £5,846 million in Fiscal 2018 from £5,376 million in Fiscal 2017, primarily reflecting higher engineering expenses (including certain engineering charges in the three months ended March 31, 2018) and increased fixed marketing expenses.

Development/Engineering costs capitalised

JLR’s capitalise development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in Fiscal 2017 and Fiscal 2018:

	Fiscal year ended March 31,
	2017	2018
	(£ in millions)
Total R&D costs	1,794	2,016

Of which expenditure capitalised	1,426	1,610
Capitalisation ratio in %	79.5%	79.9%
Amortisation of expenditure capitalised	769	942
R&D costs charged in income statement	368	406
As % of revenues	1.5%	1.6%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure increased to £1,610 million in Fiscal 2018 from £1,426 million in Fiscal 2017, representing an increase of 12.9%, reflecting higher product development costs, associated with the development of current and future products (including, amongst others, the Jaguar I-PACE and the Range Rover Velar) and new technologies (including, amongst others, electrification, automation and architecture technologies).

Other income (net)

JLR’s other income increased to £420 million in Fiscal 2018, compared to £379 million in Fiscal 2017. The increase is primarily attributable to the change from cash accounting to accrual accounting for local market incentives in China.

Depreciation and amortisation

JLR’s depreciation and amortisation increased to £2,075 million in Fiscal 2018 from £1,656 million in Fiscal 2017. The increase primarily reflects the depreciation and amortisation of capitalised product development and engineering costs related to the launch of new products such as the all-new Land Rover Discovery, the Jaguar E-PACE, the Range Rover Velar and the refreshed Range Rover and Range Rover Sport.

Foreign exchange gain/(loss) and fair value adjustments

JLR recorded a foreign exchange gain of £48 million in Fiscal 2018, compared to a loss of £216 million in Fiscal 2017. JLR’s foreign exchange gain in Fiscal 2018 primarily attributable to the weakening of the US dollar and the Chinese Yuan, and the strengthening of the euro against the British pound in Fiscal 2018, compared to a strengthening of the US Dollar, Chinese Yuan and the euro against the British pound in Fiscal 2017. The foreign exchange impact on JLR’s results from operations in Fiscal 2018 compared to Fiscal 2017 reflects the following:

•	Favourable revaluation of foreign exchange derivatives, not included in EBITDA and EBIT, of £102 million, compared to favourable revaluation of £2 million in Fiscal 2017.

•

Favourable revaluation of foreign currency debt (including fair value adjustments), not included in EBITDA and EBIT, of £71 million, compared to unfavourable revaluation of £101 million in Fiscal 2017.

•

Unfavourable revaluation of current assets and current liabilities denominated in foreign currency, included in EBITDA and EBIT, of £19 million, compared to unfavourable revaluation of £87 million in Fiscal 2017.

•

Unfavourable movements on foreign currency derivatives, included in EBITDA and EBIT but not reclassified to revenue or material cost of sales, of £106 million, compared to unfavourable movements of £30 million in Fiscal 2017.

Finance income

JLR’s finance income was stable at £33 million in Fiscal 2018 and Fiscal 2017.

Finance expense

JLR’s finance expense (net of capitalised interest) increased to £80 million in Fiscal 2018, as compared to £68 million in Fiscal 2017. This increase was primarily attributable to the interest expense on the October 2017 Notes.

Share of profit from equity accounted investments

JLR’s share of gain from equity accounted investments of £252 million in Fiscal 2018 relates primarily to its China Joint Venture, and has increased compared to a gain of £159 million during Fiscal 2017, primarily due to increased production and wholesales of locally produced vehicles by its China Joint Venture (including the Jaguar XE and Jaguar XF).

Income tax expense

JLR had an income tax expense of £403 million in Fiscal 2018, as compared to £338 million in Fiscal 2017, reflecting a higher effective tax rate of 26.2% in Fiscal 2018, compared to 21.0% in Fiscal 2017, primarily reflecting the impact of the change in the US federal tax rate on deferred tax assets.

Profit for the period

JLR’s consolidated profit for Fiscal 2018 was £1,133 million, as compared to £1,272 million in Fiscal 2017, as a result of the factors identified above.

Fiscal 2017 compared to Fiscal 2016

The following table sets out the items from JLR’s consolidated statements of income for the periods indicated and the percentage change from period to period.

	Fiscal year ended March 31,		Percentage change
	2016	2017
	(£ in millions)		(% change)
Revenue	22,286	24,339	9.2%
Material and other cost of sales excluding exceptional item	(13,405)	(15,071)	12.4%
Exceptional Item	(157)	151	<(99.0)%
Employee cost	(2,321)	(2,490)	7.3%
Pension past service credit	—	—	—%
Other expenses	(4,674)	(5,376)	15.0%
Development/Engineering costs capitalised	1,242	1,426	14.8%
Other income	128	379	>99.0%
Depreciation and amortisation	(1,418)	(1,656)	16.8%
Foreign exchange (loss) and fair value adjustments	(136)	(216)	58.8%
Finance income	38	33	(13.2)%
Finance expense (net)	(90)	(68)	(24.4)%
Share of profit from equity accounted investments	64	159	>99.0%

Profit before tax	1,557	1,610	3.4%

Income tax expense, excluding tax on exceptional item	(293)	(292)	(0.3)%
Tax on exceptional item	48	(46)	<(99.0)%

Profit for the year	1,312	1,272	(3.0)%

Revenue

Revenue increased by £2,053 million to £24,339 million in Fiscal 2017 from £22,286 million in Fiscal 2016, an increase of 9.2%. This increase primarily reflects higher wholesales volumes and a more favourable foreign exchange impact due to the weaker British pound following Brexit, net of the impact of hedging.

Material and other cost of sales

JLR’s material and other cost of sales excluding exceptional item increased to £15,071 million in Fiscal 2017 from £13,405 million in Fiscal 2016. This increase is predominantly attributable to higher wholesale volumes. As a percentage of revenue, material and other cost of sales were stable at 61.9% of JLR’s revenue in Fiscal 2017, as compared to 60.1% in Fiscal 2016.

Change in inventories of finished goods and work in progress: In Fiscal 2017, JLR added £754 million to its inventory of finished goods and work in progress, compared to £257 million in Fiscal 2016. This increase of inventories at March 31, 2017 compared to March 31, 2016 was primarily the result of additional and higher value inventory held for sale at year end, primarily in the United States and United Kingdom, due to production schedules. Inventories of finished goods include £326 million, relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements. In Fiscal 2017, JLR recorded an inventory write-down expense of £16 million compared to a write-down expense of £230 million of which, £157 million related to vehicles destroyed and damaged in the explosion at the Port of Tianjin in Fiscal 2016. The write-down is included in material and other cost of sales.

Purchase of products for sale: In Fiscal 2017, JLR spent £1,144 million on parts and accessories supplied by third parties and used in its finished vehicles and parts, compared to £876 million in Fiscal 2016, representing an increase of 30.6%. This increase was primarily attributable to an increase in parts sales to service the increasing number of vehicles previously sold.

Raw materials and consumables: JLR consumes a number of raw materials in the manufacture of vehicles, including steel, aluminium, copper, precious metals and resins. The cost of raw materials and consumables in Fiscal 2017 was £14,621 million, compared to £12,684 million in Fiscal 2016, representing an increase of £1,937 million, or 15.3%. The increase in the total cost of raw materials and consumables was primarily attributable to higher production and wholesale volumes. Raw materials and consumables as a percentage of revenue increased to 60.1% for Fiscal 2017, as compared to 56.9% for Fiscal 2016.

Employee cost

JLR’s employee cost increased by 7.3% to £2,490 million in Fiscal 2017 from £2,321 million in Fiscal 2016. The increase was primarily attributable to an increase in manufacturing headcount, to accommodate higher future production volumes, and JLR’s product development headcount as it develops future products and technologies. Average employee headcount increased from 37,005 to 39,693, or 7.3%, from March 31, 2016 to March 31, 2017. In Fiscal 2017, the average number of employees on a non-agency basis and agency basis was 33,050 and 6,643 respectively, compared to 29,789 and 7,216 in Fiscal 2016.

Other expenses

Other expenses increased to £5,376 million in Fiscal 2017 from £4,674 million in Fiscal 2016, primarily reflecting an increase in warranty and distribution costs due to an increase in sales volumes as well as an increase in publicity costs and expensed R&D.

Development/Engineering costs capitalised

JLR capitalises development and engineering costs incurred on new vehicle platforms, engines, transmissions and new products in accordance with IFRS. The following table shows the R&D costs recognized in JLR’s income statement and the share of capitalised development and engineering costs and amortisation of capitalised development and engineering costs in Fiscal 2016 and Fiscal 2017:

	Fiscal year ended March 31,
	2016	2017
	(£ in millions)
Total R&D costs	1,560	1,794

Of which expenditure capitalised	1,242	1,426
Capitalisation ratio in %	79.6%	79.5%
Amortisation of expenditure capitalised	696	769
R&D costs charged in income statement	318	368
As % of revenues	1.4%	1.5%

The capitalisation ratio of development and engineering costs depends on the production cycle that individual models pass through in different periods.

Capitalised R&D expenditure increased to £1,426 million in Fiscal 2017 from £1,242 million in Fiscal 2016, representing an increase of 14.8%, reflects higher product development costs (included as employee costs and development and engineering costs in other expenses), associated with the development of current and future products

Other income (net)

JLR’s other income increased to £379 million in Fiscal 2017, compared to £128 million in Fiscal 2016. The increase is primarily attributable to higher royalties from its China Joint Venture as their production increased.

Depreciation and amortisation

JLR’s depreciation and amortisation increased to £1,656 million in Fiscal 2017 from £1,418 million in Fiscal 2016. The increase primarily reflects the depreciation and amortisation of capitalised product development costs related to the launch of new products such as the all-new Land Rover Discovery and the new Range Rover Velar.

Foreign exchange (loss) and fair value adjustments

JLR registered a foreign exchange loss of £216 million in Fiscal 2017, as compared to a loss of £136 million in Fiscal 2016, primarily driven by higher losses on the re-valuation of unrealised hedges, foreign currency debt and current assets and liabilities (primarily euro-denominated payables) as a result of the weaker British pound following Brexit.

Finance income

JLR’s finance income decreased to £33 million in Fiscal 2017, as compared to £38 million in Fiscal 2016. The decrease was due to lower interest earned on cash deposits.

Finance expense (net of capitalised interest)

JLR’s finance expense (net of capitalised interest) decreased to £68 million in Fiscal 2017, as compared to £90 million in Fiscal 2016. This decrease was primarily attributable to a £23 million increase in the amount of capitalised interest.

Share of profit from equity accounted investments

JLR’s share of gain from equity accounted investments of £159 million in Fiscal 2017 relates primarily to its China Joint Venture, and has increased compared to a gain of £64 million during Fiscal 2016, primarily due to increased production and wholesales of the locally produced Land Rover Discovery Sport and long wheel base Jaguar XFL by its China Joint Venture.

Income tax expense

JLR had an income tax expense of £338 million in Fiscal 2017, as compared to £245 million in Fiscal 2016, reflecting a higher effective tax rate of 21.0% in Fiscal 2017, compared to 15.7% in Fiscal 2016, reflecting the effect of favourable deferred tax credits in Fiscal 2016 that did not recur in Fiscal 2017, primarily £74 million related to UK Patent Box legislation.

Profit for the period

JLR’s consolidated profit for Fiscal 2017 was £1,272 million, as compared to £1,312 million in Fiscal 2016, as a result of the factors identified above.

Liquidity and Capital Resources

Net cash from operating activities was negative £758 million in the three months ended June 30, 2018 compared to negative £360 million in the three months ended June 30, 2017. Free cash flow was negative £1,674 million in the three months ended June 30, 2018, after £1,066 million of total product and other investment spending as well as £960 million of working capital outflows. The negative working capital movement in the three months ended June 30, 2018 occurred as a result of a reduction in accounts payable reflecting the significant amount of higher production costs (due to higher volumes) incurred in the three months ended March 31, 2018, the majority of which were paid for in the three months ended June 30, 2018. Net cash used in operating activities in the three months ended June 30, 2018 was £758 million. Free cash flow was negative £1,308 million in the three months ended June 30, 2017, after £995 million of total product and other investment spending as well as £733 million of working capital outflows. The negative working capital movement in the three months ended June 30, 2017 occurred as a result of higher inventory for new model launches (primarily the Range Rover Velar) and the reduction in accounts payable reflecting the significant amount of higher production costs (due to higher volumes) incurred in the three months ended March 31, 2017, the majority of which were paid for in the three months ended June 30, 2017. Net cash used in operating activities in the three months ended June 30, 2017 was £360 million.

After the negative free cash flow of £1,674 million, finance expenses and fees (net of capitalised interest) of £32 million (up from £25 million in the three months ended June 30, 2017), a £34 million net increase in the utilisation of a short-term debt facility (up from a reduction of £11 million in the three months ended June 30, 2017) and a £225 million dividend paid (out of £225 million declared) to TML during the three months ended June 30, 2018 (up from a dividend paid of £60 million out of £150 million declared in the three months ended June 30, 2017), JLR had total cash of £2,792 million (down from £4,108 million as at June 30, 2017), comprising £1,294 million of cash and cash equivalents and £1,498 million of financial deposits. As at June 30, 2018, JLR also had an undrawn committed revolving credit facility of £1,935 million. The total amount of cash and cash equivalents as at June 30, 2018 included £386 million held in subsidiaries of JLR outside the United Kingdom. The cash in some of these jurisdictions, e.g. South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However annual dividends are generally permitted and JLR does not believe that these restrictions have, or are expected to have, any impact on its ability to meet its cash obligations.

JLR believes that it has sufficient resources available to meet its planned capital requirements. However, JLR’s sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors, which are beyond its control. A decrease in the demand for or profitability of JLR’s products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

JLR’s borrowings

The following table shows details of JLR’s committed and uncommitted financing arrangements, as well as the amounts outstanding and undrawn, as at June 30, 2018.

Facility	Committed Amount		Maturity	Amount outstanding as at June 30, 2018		Amount undrawn as at June 30, 2018
	(£ in millions)			(£ in millions)		(£ in millions)
Committed
$500 million 5.625% Senior Notes due 2023	n/a		February 1, 2023	381	*	—
$700 million 4.125% Senior Notes due 2018	n/a		December 15, 2018	534	*	—
£400 million 5.00% Senior Notes due 2022	n/a		February 15, 2022	400		—
$500 million 4.250% Senior Notes due 2019	n/a		November 15, 2019	381	*	—
£400 million 3.875% Senior Notes due 2023	n/a		March 1, 2023	400		—
$500 million 3.500% Senior Notes due 2020	n/a		March 15, 2020	381	*	—
€650 million 2.200% Senior Notes due 2024	n/a		January 15, 2024	578	**	—
£300 million 2.750% Senior Notes due 2021	n/a		January 24, 2021	300		—
$500 million 4.500% Senior Notes due 2027	n/a		October 1, 2027	363	*	—
Revolving Credit Facility***	1,935		July 27, 2022	—		1,935
Receivables factoring facilities	225	*	April 30, 2019	200	*	25	*
Finance lease obligations	19			19		—

Subtotal	2,179			3,937		1,960

Capitalised debt issuance costs	—			(23)		—

Total	2,179			3,914		1,960

*	Using an exchange rate on June 30, 2018 of $1.3111 = £1.00.
**	Using an exchange rate on June 30, 2018 of €1.1281 = £1.00.
***

In July 2017, JLR amended and extended its existing £1,870 million unsecured revolving credit facility (originally maturing in July 2020) by 2 years to mature in July 2022 and increased the facility size to £1,885 million. Subsequently, in December 2017, it increased the facility size to £1,935 million.

Liquidity and cash flows

JLR’s principal sources of cash are cash generated from operations (primarily wholesale volumes of finished vehicles and parts) and external financings, which include term financings (including the Term Loan Facility which it expects will be fully drawn in calendar year 2018, subject to the satisfaction of certain customary conditions precedent and the agreement of full form documentation) and revolving credit financings as well as an uncommitted invoice discounting facility. JLR uses its cash to purchase raw materials and consumables, for maintenance of its plants, equipment and facilities, for capital expenditure on product development, to service or refinance its debt, to meet general operating expenses and for other purposes in the ordinary course of business.

Jaguar Land Rover Limited is the main group entity used for financing and borrowing purposes. JLR has a policy of aggregating and pooling cash balances within that entity on a daily basis. Certain of its subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to JLR in the form of cash dividends, loans or advances. JLR believes that these restrictions have not had, and are not expected to have, any material impact on its ability to meet its cash obligations.

The Fiscal 2016, Fiscal 2017 and Fiscal 2018 tables below have been extracted from the 2018 Consolidated Financial Statements included elsewhere in this Offering Memorandum.

The following table sets out the items from JLR’s consolidated statements of cash flow for the fiscal years ended March 31, 2016, 2017 and 2018 and for the three months ended June 30, 2018 compared to the three months ended June 30, 2017.

	Fiscal year ended March 31,			Three months ended June 30,
	2016	2017	2018	2017	2018
	(£ in millions)			(£ in millions)
Net cash generated from/(used in) operating activities	3,556	3,160	2,958	(360)	(758)

Net cash generated (used in) investing activities	(2,966)	(4,317)	(3,222)	(766)	(366)

Net cash generated (used in)/from financing activities	(403)	541	53	(96)	(223)

Effect of foreign exchange on cash and cash equivalents	4	95	(41)	(19)	15
Net change in cash and cash equivalents	187	(616)	(211)	(1,222)	(1,347)
Cash and cash equivalents at beginning of period	3,208	3,399	2,878	2,878	2,626

Cash and cash equivalents at end of period	3,399	2,878	2,626	1,637	1,294

Three months ended June 30, 2018 compared to three months ended June 30, 2017

Net cash used in operating activities was £758 million in the three months ended June 30, 2018 compared to £360 million in the three months ended June 30, 2017. Free cash flow was negative £1,674 million in the three months ended June 30, 2018 (negative £1,308 million in the three months ended June 30, 2017), after £1,066 million of total product and other investment spending as well as £960 million of working capital outflows. Finance expenses and fees (net of capitalised interest) were £32 million in the three months ended June 30, 2018 as compared to £25 million in the three months ended June 30, 2017. In the three months ended June 30, 2018, working capital movements of £960 million (up from £733 million in the three months ended June 30, 2017) were primarily driven by a reduction in accounts payable reflecting the significant amount of higher production costs (due to higher volumes) incurred in the three months ended March 31, 2018, the majority of which were paid for in the three months ended June 30, 2018. The negative working capital movement in the three months ended 30 June 2017 occurred as a result of higher inventory for new model launches (primarily the Range Rover Velar) and the reduction in accounts payable reflecting the significant amount of higher production costs (due to higher volumes) incurred in the three months ended 31 March 2017, the majority of which were paid for in the three months ended 30 June 2017.

Net cash used in investing activities was £366 million in the three months ended June 30, 2018 (down from £766 million in the three months ended June 30, 2017), driven, among other factors, by investment spending and investments and movements in short-term deposits and other investments. Investment spending was £967 million in the three months ended June 30, 2018 (up from £881 million in the three months ended June 30, 2017) excluding expensed R&D of £99 million. Of the £967 million in investment spending, the purchase of property, plant and equipment was £435 million in the three months ended June 30, 2018, down from £478 million in the three months ended June 30, 2017. The decrease in investment spending related to purchase of property, plant and equipment primarily reflects the timing of investment spending, much of which is expected to occur later in Fiscal 2019. The remainder of the £967 million of investment spending was cash paid for intangible assets totalling £532 million in the three months ended June 30, 2018, up from £403 million in the three months ended June 30, 2017. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies (including, amongst others, electrification, automation and architecture technologies) that enhance its product offerings. Short-term deposits and investments decreased by £582 million in the three months ended June 30, 2018, compared to a decrease of £125 million in the three months ended June 30, 2017

Net cash used in financing activities in the three months ended June 30, 2018 was £223 million compared to the £96 million used in the three months ended June 30, 2017. Finance expenses and fees were £32 million in the three months ended June 30, 2018 compared to £25 million the three months ended June 30, 2017, while the utilisation of JLR’s short term financing facility increased by £34 million in the three months ended June 30, 2018 compared to a decrease of £11 million in the three months ended June 30, 2017.

Fiscal 2018 compared to Fiscal 2017

Net cash generated from operating activities was £2,958 million in Fiscal 2018 compared to £3,160 million in Fiscal 2017. Free cash flow was negative £1,045 million in Fiscal 2018 (positive £141 million in Fiscal 2017), after £4,186 million of total investment spending, £81 million of working capital inflows and £312 million paid in taxes. Finance expenses and fees were negative £162 million in Fiscal 2018 as compared to negative £154 in Fiscal 2017. In Fiscal 2018, positive working capital movements of £81 million (positive £480 million in Fiscal 2017) were primarily driven by a £600 million increase in trade payables, partially offset by a £296 million increase in inventory related to the launch of new products as well as a £317 million unfavourable movement in trade receivables. In Fiscal 2018, JLR had £370 million increase in debt primarily reflecting the issuance of the October 2017 Notes.

Net cash used in investing activities was £3,222 million in Fiscal 2018 (of which £3,749 million related to investment spending), compared to £4,317 million in Fiscal 2017. In Fiscal 2018, £523 million of cash was generated from short-term deposits compared to a £1,300 million investment in Fiscal 2017. In Fiscal 2018, investment spending was £3,749 million excluding expensed R&D of £406 million. The purchase of property, plant and equipment (net of disposals) accounted for £2,135 million of investment spending in Fiscal 2018, compared to £1,584 million in Fiscal 2017. The increase in investment spending related to purchase of property, plant and equipment was primarily due to the expansion of ongoing investment spending at JLR manufacturing facility in Slovakia and to new product launches such as the Jaguar I-PACE and the plug-in hybrid derivatives of the refreshed Range Rover and Range Rover Sport. The remainder of the £3,749 million investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,614 million in Fiscal 2018, compared to £1,473 million in Fiscal 2017. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

Net cash generated from financing activities in Fiscal 2018 was £53 million compared to net cash generated from financing activities of £541 million in Fiscal 2017. Net cash generated from financing activities in Fiscal 2018 reflected £373 million of new bonds issued in October 2017 (compared to £857 million of new bonds issued in January 2017) and higher utilisation of a short term financing facility (£3 million) in Fiscal 2018 compared to lower utilisation (£45 million) of a short term financing facility in Fiscal 2017. Finance expenses and fees were £162 million in Fiscal 2018, slightly higher than the £154 million in Fiscal 2017.

Fiscal 2017 compared to Fiscal 2016

Net cash generated from operating activities was £3,160 million in Fiscal 2017 compared to £3,556 million in Fiscal 2016. Free cash flow was positive £141 million in Fiscal 2017 (positive £644 million in Fiscal 2016), driven by solid profits and positive working capital which funded total product and other investment spending of £3,438 million. Finance expenses and fees were negative £154 million in Fiscal 2017 as compared to negative £147 million in Fiscal 2016. In Fiscal 2017, positive working capital movements of £480 million (£547 million in Fiscal 2016) were primarily driven by a £325 million favourable movement in provisions (primarily related to warranty) and favourable movements of £263 million in other assets and liabilities. The remaining £121 million reduction in working capital reflects a £628 million increase in inventory and a £194 million unfavourable movement related to trade receivables, partially offset by a £701 million improvement in accounts payable. In Fiscal 2017, JLR had £845 million increase in debt (up from negative £106 million in Fiscal 2016) primarily reflecting the £857 million of new bonds issued in January 2017.

Net cash used in investing activities increased to £4,317 million in Fiscal 2017 (of which £3,057 million relates to investment spending), compared to £2,966 million in Fiscal 2016. In Fiscal 2017, £1,300 million of cash was invested in short-term deposits compared to a £186 million investment in Fiscal 2016. In Fiscal 2017, investment spending was £3,057 million excluding expensed R&D of £368 million. The purchase of property, plant and equipment (net of disposals) accounted for £1,584 million of investment spending in Fiscal 2017, compared to £1,422 million in Fiscal 2016. The increase in investment spending related to purchase of property, plant and equipment was primarily due to the expansion of JLR’s EMC in Wolverhampton, ongoing investment spending at its manufacturing facility in Slovakia and new product launches such as the all-new Land Rover Discovery and the Range Rover Velar. The remainder of the £3,057 million investment spending mentioned above consisted of cash paid for intangible assets, which accounted for £1,473 million in Fiscal 2017, compared to £1,384 million in Fiscal 2016. JLR’s investment spending primarily relates to capacity expansion of its production facilities, the introduction of new products, and the development of new technologies that enhance its product offerings.

Net cash generated from financing activities in Fiscal 2017 was £541 million compared to net cash used in financing activities of £403 million in Fiscal 2016. Net cash generated from financing activities in Fiscal 2017 reflected £857 million of new bonds issued in January 2017 (no bonds were issued in Fiscal 2016) and higher utilisation of a short term financing facility (£45 million) in Fiscal 2017 compared to lower utilisation (£48 million) of a short term financing facility in Fiscal 2016. Finance expenses and fees were £154 million in Fiscal 2017, slightly higher than the £147 million in Fiscal 2016. In Fiscal 2017, a £2 million redemption premium was paid to fully repurchase the 2011 Notes.

Sources of financing and capital structure

JLR funds its short-term working capital requirements with cash generated from operations, overdraft facilities with banks and short-and medium-term borrowings from lending institutions and banks. The maturities of these short-and medium-term borrowings are generally matched to particular cash flow requirements. JLR also maintains:

a £1,935 million Unsecured Syndicated Revolving Credit Facility; and

a US $295 million Uncommitted Multi-currency Syndicated Credit Insured Invoice Discounting Facility.

JLR endeavours to continuously optimise its capital structure, including through opportunistic capital raisings and other liability management transactions from time to time.

Capital expenditure

Capital expenditure on property, plant and equipment in the three months ended June 30, 2018 was £327 million compared to £526 million in the three months ended June 30, 2017. In the three months ended June 30, 2018, £439 million was capitalised as intangible engineering assets (excluding the UK Research and Development Expenditure Credit of approximately £29.0 million) compared to £371 million (excluding the UK Research and Development Expenditure Credit of approximately £22.0 million) in the three months ended June 30, 2017. There were no impairments, material disposals or changes in use of assets. JLR estimates its capital spending will likely be around £4.5 billion per annum from Fiscal 2019 through Fiscal 2021 and a moderation in JLR’s annual investment spending after fiscal 2021 with long-term capital spending target of 12 to 13% of revenue. JLR’s capital spending program is primarily focused on R&D activities. In addition, JLR currently targets an EBIT margin of 4 to 7% of revenue in the medium term (Fiscal 2019 through Fiscal 2021) and an EBIT margin of 7 to 9% of revenue in the long term (after Fiscal 2021). In particular, JLR spends a significant amount on product development and technology development including, but not limited to, CO2 emissions technology, autonomous, connected and electrification technologies and innovative mobility solutions aiming to overcome and address future travel and transport challenges. Additionally, some of its capital spending is allocated to new product launches and expanding its manufacturing capacity to meet customer demand in the premium automotive and SUV segments and comply with regulatory requirements. Under JLR’s accounting policy, approximately 81.1% of R&D costs were capitalised for the three months ended June 30, 2018.

Acquisitions and Disposals

On June 2, 2008, TML acquired the Jaguar and Land Rover businesses from Ford. The consideration was £1,279 million, not including £150 million of cash acquired in the business. JLR has made no other material acquisitions or disposals since June 2, 2008.

Off-Balance Sheet Arrangements, Contingencies and Commitments

Off-balance sheet arrangements

JLR has no off-balance sheet financial arrangements.

Contingencies

In the normal course of JLR’s business, it faces claims and assertions by various parties. JLR assesses such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. JLR records a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in its financial statements, if material. Where potential losses are considered possible, but not probable, JLR provides disclosure in its financial statements, if material, but it does not record a liability in its accounts unless the loss becomes probable.

There are various claims against us, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by JLR or JLR’s dealers. JLR believes that none of these contingencies, either individually or in aggregate, would have a material adverse effect on its financial condition, results of operations or cash flow.

Commitments

JLR has entered into various contracts with suppliers and contractors for the acquisition of plant and machinery, equipment, various civil contracts of a capital nature and acquisition of intangible assets aggregating £978 million as at June 30, 2018.

Dividend Policy

As previously announced, JLR adopted a dividend policy targeting an annual dividend payout rate to its shareholder of 25% of its profit after tax.

JLR may pay dividends to its shareholder, subject to liquidity, tax, legal and other relevant considerations including, but not limited to, compliance with covenants in its financing agreements restricting such payments (including covenants in the indentures governing certain of the Existing Notes). In each of Fiscal 2017 and Fiscal 2018, JLR paid a dividend of £150 million to TMLH. In May 2018, the directors proposed a dividend of £225 million to TMLH, which was paid in June 2018.

Product Development Costs Capitalization Policy

Significant disruptions in the automotive industry necessitated a review and modification of JLR’s product development costs capitalisation policy. In the future, JLR intends to capitalize approximately 70% of its product development costs compared to a capitalization ratio of approximately 85% of its product development costs previously. JLR does not expect this adjustment to its capitalization policy to have any impact on its cash flow. The new capitalisation policy became effective on April 1, 2018.

Quantitative and Qualitative Disclosures about Market Risks

JLR are exposed to financial risks as a result of the environment in which it operates. The main exposures are to currency risk on overseas sales and costs and commodity price risk on raw materials. JLR’s Board has approved a hedging policy covering these risks and has appointed a Financial Risk Committee to implement hedging at a tactical level. Where it is not possible to mitigate the impact of financial risks by switching supplier locations or using fixed price contracts, the policy allows for the use of forwards, purchased options, collars and commodity swaps to hedge the exposures.

Market risk

Market risk is the risk of any loss in future earnings, in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

Commodity price risk

JLR’s production costs are sensitive to the price of commodities used in manufacturing some of its automobile components. JLR are exposed to fluctuations in raw material prices, primarily aluminium, copper, platinum and palladium, and have developed a hedging strategy to manage this risk through fixed-price contracts with suppliers and derivatives with banks. The revaluation of derivative hedge instruments is reported through the income statement.

Foreign currency exchange rate risk

The fluctuation in foreign currency exchange rates may potentially affect JLR’s consolidated income statement, equity and debt where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which JLR operates, its operations are subject to currency risk on overseas sales and costs. The risks primarily relate to fluctuations in the US dollar, euro and Chinese yuan against the British pound. JLR uses forward contracts and options primarily to hedge foreign exchange exposure. Further, any weakening of the British pound against major foreign currencies may have an adverse effect on its cost of borrowing and the cost of imports reported, which consequently may increase the cost of financing its capital expenditures. This also may impact the earnings of JLR’s international businesses. JLR evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks.

The following table presents information relating to foreign currency exposure (other than risk arising from derivatives) as at March 31, 2018:

	US dollar		Chinese yuan	Euro		Others(1)	Total
	(£ in millions)
Financial assets	1,315		540	1,372		478	3,705
Financial liabilities	(3,044	)(2)	(580)	(3,344	)(3)	(421)	(7,389)

Net exposure (liability)/asset	(1,729)		(40)	(1,972)		57	(3,684)

(1)	“Others” includes currencies such as the Japanese yen, Russian rouble, Singapore dollar, Swiss franc, Brazilian real, Australian dollar, South African rand, Thai baht, Korean won etc.

(2)	Includes primarily the October 2017 Notes, the March 2015 Notes, the October 2014 Notes, the December 2013 Notes and the January 2013 Notes.
(3)	Includes primarily trade payables denominated in euro and the January 2017 Euro Notes.

Interest rate risk

JLR are subject to variable interest rates on some of its interest-bearing liabilities. Its interest rate exposure is mainly related to debt obligations.

As at March 31, 2018, short-term borrowings of £155 million (compared to £179 million as at March 31, 2017) was subject to a variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (the same as at March 31, 2017) in the consolidated income statement.

Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses the direct risk of default, the risk of deterioration of creditworthiness and concentration risks. Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, loans and advances, derivative financial instruments and financial guarantees issued for equity-accounted entities.

The carrying amount of financial assets represents the maximum credit exposure. As at March 31, 2018, JLR’s maximum exposure to credit risk was £2,939 million, being the total of the carrying amount of cash balance with banks, short-term deposits with banks, trade receivables, finance receivables and financial assets.

Regarding trade receivables and other receivables, and other loans or receivables, there were no indications as at June 30, 2018 that defaults in payment obligations will occur.

The table below provides details regarding the financial assets that are not yet due, past due or past due and impaired, including estimated interest payments as at March 31, 2018:

	Gross	Impairment
	(£ in millions)
Not yet due	1,413	2
Overdue <3 months	216	—
Overdue >3 <6 months	1	1
Overdue >6 months	48	47

Total	1,678	50

Derivative financial instruments and risk management

JLR enters into foreign currency forward contracts and options with a counterparty (who is generally a bank) in order to manage its exposure to fluctuations in foreign exchange rates and commodity swaps to manage its principal commodity exposures. JLR has also entered into cross currency interest rate swaps to convert some of its fixed rate foreign currency debts to floating rate British pound debt. Recently, the British pound has depreciated significantly, which has led to negative mark-to-market movements and affected its reserves. These financial exposures are managed in accordance with JLR’s risk management policies and procedures.

JLR’s net liabilities have increased by £203 million from £375 million as at March 31, 2018 to £578 million as at June 30,, 2018. This increase in foreign exchange liabilities related to financial hedging instruments is principally a result of the weakening of the British pound against principal hedged currencies over the relevant period, notably the euro and Chinese yuan.

Specific transactional risks include liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, commodity price risks, settlement risks and gearing risks.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods affected.

Revenue recognition

Revenue comprises the amounts invoiced to customers outside JLR and is measured at the fair value of the consideration received or receivable, net of discounts, sales incentives, dealer bonuses and rebates granted, which can be identified at the point of wholesale. Revenue is presented net of excise duty, where applicable, and other indirect taxes.

Revenue is recognized when the risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliably measured with it being probable that future economic benefits will flow to JLR. The transfer of the significant risks and rewards are defined in the underlying agreements with the customer.

JLR also engages in bill-and-hold arrangements. These are contractual arrangements with customers where JLR retains physical possession of the goods until they are later transferred to the customer. This is typically when vehicles are wholesaled to JLR’s retailers but are retained within vehicle holding compounds until the retailer requires for the vehicle to be called to their premises.

To comply with IAS 18, it must be demonstrated that the customer has taken title, that it is probable that delivery will be made, that the goods are on hand, identified and ready for delivery, that the customer has acknowledged the deferral of delivery and that usual payment terms apply.

No sale is recognized where, following disposal of significant risks and rewards, JLR retains a significant financial interest. JLR’s interest in these items is retained in inventory, with a creditor being recognized for the contracted buy back price. Income under such agreements, measured as the difference between the initial sale price and the buyback price, is recognized on a straight-line basis over the term of the agreement. The corresponding costs are recognized over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realisable value. If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognized as income over the relevant service period in proportion with the expected cost pattern of the agreement.

Revenue as reported in the consolidated income statement is presented net of the impact of realised foreign exchange derivatives hedging revenue exposures.

IFRS 17 was published on May 18, 2017 and replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. For fixed-fee service contracts whose primary purpose is the provision of services, such as roadside assistance, entities have an accounting policy choice to account for them in accordance with either IFRS 17 or IFRS 15. As the standard applies to annual periods beginning on or after January 1, 2021, JLR has to complete its project on Revenue Recognition under IFRS 15 before being able to determine the impact of IFRS 17.

Adoption of IFRS 15 from April 1, 2018

IFRS 15 has been adopted and applied in JLR’s consolidated financial statements from April 1, 2018. IFRS 15 replaces IAS 18 and IAS 11 and related interpretations (such as IFRIC 13).

JLR has applied the modified retrospective application approach and has not restated prior comparative financial information.

The primary impact on JLR relates to consideration payable to customers, which the standard defines as discounts, rebates, refunds or other forms of disbursement to customers (such as retailers) or end customers (as part of the overall distribution chain), where a service is not received in return and, if a service is received in return, where it cannot be fair-valued. The treatment of such items is a reclassification of marketing expenses to revenue reductions and this totalled £23 million for the three months ended June 30, 2018.

Other specific impacts on JLR relate to the treatment of associated vehicle sale performance obligations, and the assessment of principal versus agent in providing or arranging for storage, freight and in-transit insurance alongside the sale of a vehicle. These transport arrangements are made when delivering vehicles to retailers across the global network. JLR has determined that it is an agent in providing these services, and has amended the presentation of these amounts from a gross basis (i.e. revenues and costs separately) to a net basis (where consideration received will be presented net of associated costs in the income statement). The financial impact of this change is a reclassification of costs against revenue of £79 million for the three months ended June 30, 2018.

JLR has reclassified royalty income and incremental income from customers from ‘Other income’ to ‘Revenue’ and this totalled £35 million for the three months ended June 30, 2018. The changes discussed above have not materially impacted profit before tax or JLR’s EBIT for the three months ended June 30, 2018.

Income Taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the consolidated income statement, except when related to items that are recognized outside of profit or loss (whether in other comprehensive income or directly in equity), or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and JLR intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labor cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life
(years)
Buildings	20 to 40
Plant, equipment and leased assets	3 to 30
Vehicles	3 to 10
Computers	3 to 6
Fixtures and fittings	3 to 20

The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as JLR considers their residual value to approximate their cost.

Intangible assets

Acquired intangible assets

Intangible assets purchased, including those acquired in a business combination, are measured at cost or fair value as at the date of acquisition where applicable less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

For intangible assets with definite lives, amortisation is provided on a straight-line basis over estimated useful lives of the intangible assets as per the estimated amortisation periods below.

Estimated amortisation period
Software	2 to 8 years
Patents and technological know how	2 to 12 years
Customer related—Dealer network	20 years
Intellectual property rights and other intangibles	3 to Indefinite

The amortisation year for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Internally generated intangible assets

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development and engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, JLR has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalised include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development and engineering cost is amortised over the life of the related product being a period of between two and 10 years.

Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any.

Amortisation is not recorded on product development and engineering in progress and is only recorded once development is complete.

Impairment

Property, plant and equipment and other intangible assets: At each balance sheet date, JLR assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, JLR estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

The estimated recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.

An annual impairment review for heritage assets is performed as the assets are held at cost and not depreciated and any impairment in the carrying value is recognized immediately in the consolidated income statement.

As at June 30, 2018, none of JLR’s property, plant and equipment and intangible assets were considered impaired.

Equity accounted investments: joint ventures and associates: The requirements of IAS 36 Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to JLR’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Provisions

A provision is recognized if, as a result of a past event, JLR has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Employee benefits

Pension schemes: JLR operates several defined benefit pension schemes; the UK defined benefit schemes were previously contracted out of the second state pension scheme until April 5, 2016. The assets of the plans are generally held in separate trustee administered funds. The plans provide for a monthly pension after retirement based on salary and service as set out in the rules of each scheme.

Contributions to the plans by JLR take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

The UK defined benefit schemes were closed to new joiners in April 2010.

For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial revaluations being carried out at the end of each reporting period.

Defined benefit costs are split into three categories:

•	Current service cost, past service cost, and gains and losses on curtailments and settlements;

•	Net interest cost; and

•	Remeasurement.

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) is recognized immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.

Past service cost, including curtailment gains and losses, is generally recognized in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability.

JLR presents these defined benefit costs within “Employee costs” in the consolidated income statement.

Separate defined contribution schemes are available to all JLR’s other employees. Costs in respect of these schemes are charged to the consolidated income statement as incurred.

Post-retirement Medicare scheme: Under this unfunded scheme, employees of some of JLR’s subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from JLR as part of an early separation scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries (and therefore, JLR) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation.

Actuarial gains and losses: Actuarial gains and losses relating to retirement benefit plans are recognized in the consolidated statement of comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognized in the consolidated income statement in the year in which they arise.

Measurement date: The measurement date of all retirement plans is March 31.

Financial instruments

Accounting policies for Fiscal 2016, Fiscal 2017 and Fiscal 2018

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options); held-to-maturity investments; loans and receivables; and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. No financial instruments have been designated as financial liabilities at fair value through profit or loss using the fair value option or have been classified as held-to-maturity. Where JLR has received from third parties consideration in the form of convertible loan notes to third parties, these are designated as fair value through profit or loss using the fair value option.

Financial instruments are recognized on the balance sheet when JLR becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognized at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

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Financial assets and financial liabilities at fair value through profit or loss—held for trading: Derivatives, including embedded derivatives separated from the host contract are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognized in the consolidated income statement, unless they are designated as hedging instruments, for which hedge accounting is applied.

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Held-to-maturity: Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity that JLR has the intention and ability to hold to maturity and that are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale and do not meet the criteria for loans and receivables. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any.

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Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through net income or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses. These include cash and cash equivalents, trade receivables, finance receivables, other financial receivables and other financial assets.

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Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial asset categories. Subsequently, these are measured at fair value and changes therein are recognized in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. JLR does not hold any available-for-sale financial assets.

Investments in equity instruments are recognized at fair value, however, where a quoted market price in an active market is not available, equity instruments measured are measured at cost.

Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal, on each exercise date, to the amortised cost of the senior notes.

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Equity instruments: An equity instrument is any contract that evidences residual interests in the assets of JLR after deducting all of its liabilities. Equity instruments issued by JLR are recorded at the proceeds received, net of direct issue costs.

•	Other financial liabilities: These are measured at amortised cost using the effective interest method.

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, measurement of financial assets and liabilities is determined based on classification. For financial assets and liabilities measured at fair value, JLR determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

JLR derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or JLR transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If JLR neither transfers nor retains substantially all the risks and rewards of ownership and continue to control the transferred asset, it recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If JLR retains substantially all the risks and rewards of ownership of a transferred financial asset, JLR continues to recognize the financial asset and also recognize a collateralised borrowing for the proceeds received.

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognized, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement.

JLR assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets, other than those measured at fair value through profit or loss, is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

JLR uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge the risks associated with foreign currency fluctuations relating to highly probable forecast transactions. JLR designates these foreign currency forward contracts, foreign currency options and borrowing denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IAS 39.

JLR uses cross-currency interest rate swaps to convert some of its issued debt from foreign denominated fixed rate debt to GBP floating rate debt. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks.

During Fiscal 2017, JLR reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9. As a result, it is considered more appropriate to present realised foreign exchange relating to derivatives hedging revenue exposures as an adjustment to ‘Revenue’ and realised foreign exchange relating to derivatives hedging cost exposures to ‘Material and other cost of sales’. The Fiscal 2016 comparatives have been represented on this basis. Realised foreign exchange gains of £78 million have been adjusted to ‘Revenue’ for the year ended March 31, 2016 and realised foreign exchange losses of £259 million have been adjusted to ‘Material and other cost of sales’ for the year ended March 31, 2016. For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognized immediately in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. For forecast or committed transactions, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income is retained there until the forecast transaction impacts profit or loss.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in other comprehensive income is immediately transferred and recognized in the consolidated income statement.

Adoption of IFRS 9 from April 1, 2018

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and introduces a new impairment model for financial assets and new rules for hedge accounting. IFRS 9 has been adopted and applied in JLR’s consolidated financial statements from April 1, 2018.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and contractual cash flow characteristics of the financial asset.

JLR has undertaken an assessment of classification and measurement upon transition and has not identified a material impact on the financial statements given that equity investments which are not equity accounted are valued at fair value through profit or loss.

JLR has undertaken an assessment of the impairment provisions, especially with regards to trade receivables, and has applied the simplified approach under the standard. For all principal markets, JLR operates with major financial institutions who take on the principal risks of sales to customers and consequently JLR receives full payment for these receivables between 0–30 days. Therefore JLR has concluded that there is no material impact under the standard for remeasurement of impairment provisions.

JLR has undertaken an assessment of its hedge relationships and has concluded that JLR’s current hedge relationships qualified as continuing hedges upon the adoption of IFRS 9. JLR has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. The time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps are now recorded in a separate component of the statement of comprehensive income. Foreign exchange gains/(losses) for non-financial items will now be recognized as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet and this adjustment has been made on a prospective basis from April 1, 2018. A transition adjustment has been recognized for this.

As required under the transition rules of IFRS 9, comparative periods have been restated only for the retrospective application of the cost of hedging approach for the time value of the foreign exchange options and also voluntary application for foreign currency basis included in the foreign exchange forwards and cross-currency interest rate swaps. Accordingly, the information presented for prior periods is not wholly comparable to the information presented for the three months ended June 30, 2018. The financial impact of this change is as follows:

Balance sheet item (£ millions)	Change as at March 31, 2018 as a result of adoption of IFRS 9	Reason for change
Retained earnings	(22)	Time value of options recognized in Cost of Hedge Reserve as per IFRS 9.

Hedge reserve	64	Basis spread adjustment recognized as a separate component of OCI.

Cost of hedge reserve	(46)	Time value of options and basis spread adjustment recognized as a separate component of OCI.

Under the published change issued by the IASB in February 2018 regarding the modification of financial liabilities, a charge of £5 million (excluding tax) has been recognized as a restatement for Fiscal 2018, representing the loss recognized on the modification of JLR’s undrawn revolving credit facility and is included in the table above.

The income statement impact for the adoption of IFRS 9 was a reduction in ‘profit before tax’ of £24 million and a £20 million reduction in ‘profit after tax’ for the three months ended June 30, 2017.

IFRS 16

JLR intends to adopt and apply IFRS 16 in its consolidated financial statements from April 1, 2019. IFRS 16 sets out a new approach to accounting for leases by lessees. Under IAS 17, the accounting treatment of a lease was determined on the basis of the transfer of risks and rewards incidental to ownership of the asset, whereas under the new standard, all leases in general are to be accounted for by the lessee in a similar way to finance lease arrangements. Following the European Union’s endorsement, the standard is effective for annual periods beginning on or after January 1, 2019. JLR has continued with its IFRS 16 project during Fiscal 2018 although as the compilation and assessment of contracts has yet to be concluded, a reliable quantitative measurement cannot be made. JLR will, however, apply the available exceptions regarding the recognition of short-term leases and low value leasing assets.

IV. SALES, FACILITIES AND DISTRIBUTION INFORMATION

Jaguar designs, develops and manufactures a range of premium cars recognized for their design, performance and quality. Jaguar’s range of products comprises the E-PACE compact SUV (which went on sale in November 2017), the Jaguar F-PACE luxury performance SUV (which uses the same lightweight aluminium intensive architecture as the Jaguar XE and the Jaguar XF), the Jaguar F-TYPE two-seater sports car coupé and convertible (including all-wheel drive derivatives), the recently launched all-new Jaguar I-PACE (JLR’s first all-electric vehicle), the XE sports saloon (including the long wheel base XEL for the Chinese market which went on sale in December 2017), the lightweight Jaguar XF (including the long wheel base XFL for the Chinese market), the XF Sportbrake and the Jaguar XJ saloon. The Jaguar E-PACE and the Jaguar F-PACE each have a five star Euro NCAP safety rating.

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Jaguar E-PACE: The Jaguar E-PACE, revealed to the public in June 2017, went on general retail sale in certain markets in November 2017. The Jaguar E-PACE is a compact SUV that aims to complement and build on the Jaguar F-PACE’s success. The Jaguar E-PACE is based on the same underlying architecture as the Land Rover Discovery Sport, and is equipped with JLR’s full range of four cylinder Ingenium engines. The Jaguar E-PACE is built in Graz, Austria by JLR’s manufacturing partnership with Magna Steyr. JLR has also commenced production of the Jaguar E-PACE at its China Joint Venture for the Chinese market.

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Jaguar F-PACE: The Jaguar F-PACE, launched in September 2015, went on general retail sale in April 2016. The Jaguar F-PACE is built on the same lightweight aluminium-intensive architecture as the Jaguar XE and the Jaguar XF and is powered by a range of petrol and diesel engines, including Jaguar’s latest 2.0-litre GTDI, 3.0-litre V6 and 5.0-litre V8 petrol engines as well as a 2.0-litre turbocharged diesel engine.

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Jaguar F-TYPE: The Jaguar F-TYPE represents a return to the company’s original designs and is available as two-seater sports car coupé and convertible. The Jaguar F-TYPE has an all-aluminium structure and combines enhanced technology with the power of Jaguar’s latest 2.0-litre GTDI, 3.0-litre V6 and 5.0-litre V8 petrol engines. JLR began selling the Jaguar F-TYPE convertible and F-TYPE coupé in April 2013 and April 2014, respectively, and all-wheel drive and manual transmission derivatives were introduced at the Los Angeles Motor Show in November 2014.

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All-new Jaguar I-PACE: The all-new Jaguar I-PACE, JLR’s first all-electric vehicle, was unveiled at the 2016 Los Angeles Motor Show and recently went on sale in June 2018. The all-new Jaguar I-PACE is a five seater sports car powered by a 90kWh battery, providing an estimated range of 500km (NEDC cycle) and rapid charging in two hours, and twin electric motors delivering all-wheel drive performance, accelerating to 60 mph in around four seconds. The all-new Jaguar I-PACE is currently being built in Graz, Austria by JLR’s manufacturing partnership with Magna Steyr.

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Jaguar XE: In March 2014, Jaguar announced the name of its all-new mid-size premium sports sedan as the Jaguar XE which was formally launched in London in September 2014. The Jaguar XE went on general retail sale in May 2015 and later in North America in May 2016. In Fiscal 2018, production of the long wheel base Jaguar XE for the Chinese market (the XEL) commenced with sales starting in December 2017. The Jaguar XE was the first Jaguar Land Rover product to be built on the new aluminium-intensive architecture, powered by Jaguar’s 2.0-litre four cylinder “in-house” diesel engines with a 2.0-litre GTDI petrol derivative also available.

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Jaguar XF: The Jaguar XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon. In 2009, a new engine line-up was introduced into the Jaguar XF and in 2011, a major restyling of the exterior was completed, whilst the Jaguar XF Sportbrake joined the model line-up in 2012. The current lightweight Jaguar XF, which utilises the same aluminium-intensive technology as the Jaguar XE, made its debut at the New York Motor Show in April 2015 and retail sales began in September 2015. The Jaguar XF is powered by the same engine as the Jaguar XE as well as the 3.0-litre TDV6 diesel available in the Jaguar XJ. A long wheel base Jaguar XF (the XFL) was launched by JLR’s China Joint Venture in Fiscal 2017 and the new Jaguar XF Sportbrake was launched in Fiscal 2018.

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Jaguar XJ: The Jaguar XJ is JLR’s largest luxury saloon vehicle, powered by a range of supercharged and naturally aspirated 5.0-litre V8, 3.0-litre V6 and 2.0-litre GTDI petrol engines as well as a 3.0-litre TDV6 diesel engine. Using Jaguar’s aerospace-inspired aluminium body architecture, the Jaguar XJ’s lightweight aluminium body provides improved agility, fuel and CO2 efficiency. In July 2017, JLR’s Special Vehicle Operations produced the Jaguar XJR 575, its most powerful Jaguar XJ ever produced with a supercharged 5.0-litre V8 engine.

Land Rover designs, develops and manufactures premium all-terrain vehicles that aim to differentiate themselves from the competition by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the all-new Land Rover Discovery, the Land Rover Discovery Sport, the refreshed Range Rover, the Range Rover Evoque, the refreshed Range Rover Sport and the Range Rover Velar. The Land Rover Defender was discontinued in January 2016. However, an all-new Land Rover Defender is currently under development. JLR expects that it will join its product line by 2020. The Range Rover Velar has a five star Euro NCAP safety rating.

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All-new Land Rover Discovery: Production of the Land Rover Discovery 4 ceased in August 2016 and in September 2016 the all-new Land Rover Discovery (the Land Rover Discovery 5) was revealed to the public. The fifth-generation Land Rover Discovery benefits from Land Rover’s light full-size SUV architecture also utilised on the refreshed Range Rover and Range Rover Sport, and retains 7 seat flexibility. The all-new Land Rover Discovery incorporates a range of new technological features, notably the world’s first Intelligent Seat Fold technology, allowing customers to reconfigure the second and third-row seats with minimal effort using controls at the rear of the vehicle, the central touchscreen or remotely via a smartphone application as part of JLR’s InControl Touch Pro Services. The all-new Land Rover Discovery is powered by a range of engines, including the 2.0-litre Ingenium four cylinder diesel, 3.0 litre TDV6 diesel and 3.0 litre V6 petrol with JLR’s Special Vehicle Operations’ Land Rover Discovery SVX powered by a supercharged 5.0-litre V8 engine.

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Land Rover Discovery Sport: The Land Rover Discovery Sport was digitally revealed at Spaceport America in New Mexico on September 3, 2014 and was shown at the Paris Motor Show in October 2014. It is the first member of the new Land Rover Discovery family featuring 5+2 seating in a footprint no larger than existing 5-seat premium SUVs and went on sale in February 2015. The Land Rover Discovery Sport is powered by a family of JLR’s 2.0-litre Ingenium four cylinder diesel and petrol engines. Local production by JLR’s China Joint Venture of the Land Rover Discovery Sport for the Chinese market started in September 2015 and went on sale in November 2015. The production of the Land Rover Discovery Sport for the other markets is primarily conducted in JLR’s manufacturing plant in Halewood, UK, alongside the Range Rover Evoque.

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Refreshed Range Rover: The refreshed Range Rover is the flagship product under the Land Rover brand with a unique blend of British luxury, classic design, high-quality interiors and outstanding all-terrain ability. The aluminium-intensive Range Rover was launched in the third quarter of Fiscal 2013 and was the world’s first SUV with a lightweight aluminium body, resulting in enhanced performance and handling on all terrains, which also led to significant advances in environmental performance compared to previous models. A long wheel based version went on sale in March 2014 and the long wheel based hybrid Range Rover made its global debut at the Beijing Motor Show in April 2014, which is the first diesel SUV of its kind. The refreshed Range Rover is powered by a family of 5.0-litre V8 petrol engines as well as a 3.0-litre V6 diesel engine, 4.4-litre V8 diesel, and a plug-in hybrid derivative, which went on sale in Fiscal 2018.

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Range Rover Evoque: Launched in 2011, the Range Rover Evoque is the smallest and lightest Range Rover to date, available in 5-door and coupé body styles and, depending on the market, in both front-wheel drive and all-wheel drive configurations. Local production by JLR’s China Joint Venture of the Range Rover Evoque for the Chinese market started at the end of 2014 and the Range Rover Evoque went on sale in February 2015. The production of the Range Rover Evoque for the other markets is primarily conducted in JLR’s manufacturing plant in Halewood, UK, alongside the Land Rover Discovery Sport. The 2016 Model Year Range Rover Evoque premiered at the Geneva Motor Show in March 2015, benefitting from a refreshed exterior design and the introduction of JLR’s 2.0-litre “in-house” diesel engine. A 2.0-litre petrol engine is also available.

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Refreshed Range Rover Sport: The refreshed Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover. In March 2013, soon after the Range Rover, JLR introduced the all-aluminium Range Rover Sport to the market. The refreshed Range Rover Sport is the fastest, most agile and responsive Land Rover to date due to the same all-aluminium architecture as the refreshed Range Rover. The refreshed Range Rover Sport is powered by the same engine family as the refreshed Range Rover, including a hybrid version, with the plug-in hybrid derivative going on sale in Fiscal 2018. Additionally, a 2.0-litre petrol engine is also available.

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Range Rover Velar: The Range Rover Velar launched in April 2017 and went on retail sale in the United Kingdom and Europe in July 2017, with worldwide sales underway in September 2017. Powered by JLR’s line-up of V6 and 4-cylinder Ingenium engines, the Range Rover Velar fills in Land Rover’s product offering between the Range Rover Sport and Range Rover Evoque, and is JLR’s first cross-brand Land Rover, being built on the same lightweight aluminium intensive architecture as the Jaguar F-PACE.

JLR plans to continue to build on recent successful product launches such as the all-new Jaguar I-PACE, the Jaguar E-PACE, the refreshed Range Rover, the refreshed Range Rover Sport, the Range Rover Velar and the all-new Land Rover Discovery, and it currently aims to expand its product offering from 13 to 16 nameplates by the fiscal year ended 31 March 2024, although there is no assurance that this target will be achieved. Fiscal 2018 had the highest number of product launches of any year in JLR’s history. It will also focus on upcoming launches such as the all new-Land Rover Defender which is currently under development. JLR expects that it will join its product line by 2020.

Product Sales Performance

Retail volumes in Fiscal 2018 (including sales through JLR’s China Joint Venture) were 614,309 units compared to 604,009 units in Fiscal 2017, an increase of 10,300 units, equivalent to an annual growth rate of 1.7%. The growth in Jaguar retail sales has come from demand for new products such as the Jaguar E-PACE as well as the increase in Jaguar XF sales, with total Jaguar sales of 174,560 units in Fiscal 2018 (compared to 172,848 units in Fiscal 2017). This has been supported by growth of sales of the Jaguar F-PACE. The increase in Land Rover retail volumes in Fiscal 2018 has been primarily driven by the demand for the new Range Rover Velar as well as the increase in sales for the all-new Land Rover Discovery, with total Land Rover sales up 8,588 units or 2.0% from Fiscal 2017. In terms of geographical markets, JLR has experienced growth in retail volumes in a number of its major markets in Fiscal 2018, with growth rates of 19.9% in China (up to 150,116 units), 4.7% in North America (up to 129,319 units) and 3.4% in Overseas (up to 92,523 units). In the United Kingdom and Europe JLR’s sales decreased by 12.8% (down to 108,759 units) and 5.3% (down to 133,592 units). Higher sales are primarily attributable to the launch of the Jaguar E-PACE and growth in sales of the Jaguar XF and all-new Land Rover Discovery. Stronger sales in China were driven by the introduction of new models as well as higher volumes of the long wheel base Jaguar XFL, the Jaguar F-PACE, the Land Rover Discovery Sport and the Range Rover Evoque. Similarly, the introduction of new models and solid demand for the Jaguar F-PACE led to stronger sales in North America. In contrast, JLR’s weaker performance in the United Kingdom and Europe was largely driven by consumer uncertainty about diesel vehicles, particularly in the United Kingdom, where diesel vehicles face higher taxation.

In addition, JLR has continued to launch new models and derivatives during Fiscal 2018 and the three months ended June 30, 2018, such as the all-new Jaguar I-PACE (its first all-electric vehicle), the Jaguar E-PACE, the refreshed Range Rover, the refreshed Range Rover Sport, the Range Rover Velar and the all-new Land Rover Discovery. This growth has continued into the three months ended June 30, 2018, with retail volumes up 5.9% compared to the same period in Fiscal 2018 as a result of higher wholesale volumes (excluding sales from the China Joint Venture). As of August 2018, the all-new Jaguar I-PACE has approximately five months of order cover.

Sales Performance by Vehicle Model

JLR analyses its sales performance by vehicle model for each of the Jaguar and Land Rover brands, respectively. Retail volumes refer to the aggregate number of finished vehicles sold by dealers to end users. It considers retail volumes the best indicator of consumer demand for its vehicles and the strength of its brand. Wholesale volumes refer to the aggregate number of finished vehicles sold to dealers and importers. JLR recognizes its revenue on the wholesale volumes it sells.

The table below presents Jaguar retail (including sales through JLR’s China Joint Venture) and wholesale (excluding sales through its China Joint Venture) unit sales by vehicle model for Fiscal 2017 and Fiscal 2018 and the three months ended June 30, 2017 and 2018:

	Retail Units				Wholesale Units(4)
	Fiscal year ended March 31,		Three months ended June 30,		Fiscal year ended March 31,		Three months ended June 30,
	2017	2018	2017	2018	2017	2018	2017	2018
Jaguar
I-PACE(1)	—	—	—	195	—	—	—	99
E-PACE(2)	—	9,091	—	11,314	—	14,776	—	10,305
F-PACE	67,955	72,719	17,648	13,038	76,147	69,544	17,763	11,486
F-TYPE	10,777	9,882	2,737	2,065	10,856	9,228	1,954	1,605
XJ	11,489	9,136	2,431	1,374	10,065	8,990	3,037	1,018
XF	37,157	40,907	9,592	8,047	25,557	19,773	3,524	3,281
XK(3)	1	—	—	—	7	—	—	—
XE	45,469	32,825	8,858	8,091	46,652	28,173	6,359	4,136

Total	172,848	174,560	41,266	44,124	169,284	150,484	32,637	31,932

(1)	The all-new Jaguar I-PACE went on sale in June 2018.
(2)	The Jaguar E-PACE went on sale in certain markets in November 2017 (it did not go on sale in China until August 2018).
(3)	Production of the XK, except for certain special editions, ceased in July 2014, with retail sales phased out.
(4)

Wholesale volumes exclude JLR’s China Joint Venture volumes (consisting of locally produced Jaguar XF and Jaguar XE). Jaguar XF and Jaguar XE volumes produced by its China Joint Venture for Fiscal 2018 were 25,762 units compared to 9,467 units for Fiscal 2017. For the three months ended June 30, 2018 and 2017, Jaguar XF and Jaguar XE volumes produced by its China Joint Venture were 8,616 units and 5,086 units, respectively. JLR’s China Joint Venture commenced production of the Jaguar XE in Fiscal 2018.

The table below presents Land Rover retail (including sales through JLR’s China Joint Venture) and wholesale (excluding sales through its China Joint Venture) unit sales by vehicle model sales for Fiscal 2017 and 2018 and the three months ended June 30, 2017 and 2018:

	Retail Units				Wholesale Units(3)
	Fiscal year ended March 31,		Three months ended June 30,		Fiscal year ended March 31,		Three months ended June 30,
	2017	2018	2017	2018	2017	2018	2017(1)	2018
Land Rover
Range Rover	57,480	53,509	14,062	13,300	56,299	54,910	13,508	12,415
Range Rover Sport	89,746	76,121	19,903	20,354	87,494	76,586	18,954	19,306
Range Rover Evoque	114,373	98,501	24,813	17,010	97,444	77,520	21,159	10,334
Range Rover Velar(1)	—	46,036	112	15,626	—	59,197	1,752	12,797
Defender(2)	1,380	5	—	—	422	45	28	1
Discovery	42,023	46,472	9,272	10,902	37,587	52,035	11,732	10,243
Freelander(2)	7	—	—	—	199	8	3	3
Discovery Sport	126,152	119,105	28,035	24,194	86,017	74,513	18,143	11,756

Total	431,161	439,749	96,197	101,386	365,462	394,814	85,279	76,856

(1)	Range Rover Velar went on sale in July 2017.
(2)	Production of the Freelander and the Land Rover Defender has been discontinued.
(3)

Wholesale volumes exclude JLR’s China Joint Venture volumes (consisting of locally produced Range Rover Evoque and Land Rover Discovery Sport). Range Rover Evoque and Land Rover Discovery Sport volumes produced by its China Joint Venture for Fiscal 2018 were 62,450 units compared to 56,593 units for Fiscal 2017. For the three months ended June 30, 2018 and 2017, Range Rover Evoque and Land Rover Discovery Sport volumes produced by its China Joint Venture were 14,156 units and 15,474 units, respectively.

Sales Performance by Region

The following table provides an analysis of JLR’s regional wholesale and retail volumes by region for the three months ended June 30, 2017 and the three months ended June 30, 2018:

	Retail
	Jaguar Three months ended 30 June			Land Rover Three months ended 30 June
	2017	2018	Change	2017	2018	Change
	(units)		(%)	(units)		(%)
Global	41,266	44,124	6.9%	96,197	101,386	5.4%
Regional:
United Kingdom	7,229	8,383	16.0%	15,854	18,003	13.6%
North America	10,431	7,799	(25.2)%	17,962	23,087	28.5%
Europe (excluding the United Kingdom and Russia)	8,569	11,441	33.5%	24,967	19,663	(21.2)%
China	10,327	11,342	9.8%	23,187	23,016	(0.7)%
Overseas	4,710	5,159	9.5%	14,227	17,617	23.8%
China Joint Venture (included above)	4,978	8,230	65.3%	15,331	12,951	(15.5)%

	Wholesale
	Jaguar Three months ended 30 June			Land Rover Three months ended 30 June
	2017	2018	Change	2017	2018	Change
	(units)		(%)	(units)		(%)
Global	32,637	31,932	(2.2)%	85,279	76,856	(9.9)%
Regional:
United Kingdom	8,601	7,726	(10.2)%	17,240	14,298	(17.1)%
North America	7,587	6,476	(14.6)%	21,851	21,069	(3.6)%
Europe (excluding the United Kingdom and Russia)	7,323	9,718	32.7%	23,958	16,449	(31.3)%
China	5,511	2,421	(56.1)%	8,189	7,794	(4.8)%
Overseas	3,615	5,591	54.7%	14,041	17,246	22.8%
China Joint Venture (excluded above)	5,086	8,616	69.4%	15,474	14,156	(8.5)%

The following is a discussion of industry-wide trends and JLR’s performance in its key markets. References to “passenger car sales” refer to sales of passenger cars on an industry-wide basis (including itself and its competitors’ sales) in each relevant market.

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Europe (excluding the United Kingdom and Russia): In the three months ended June 30, 2018, passenger car sales in Europe increased by 3.7%. Over the same period, JLR’s retail volumes in Europe (excluding the United Kingdom and Russia) decreased by 7.3% to 31,104 units in the three months ended June 30, 2018 compared to 33,536 units in the three months ended June 30, 2017, with Jaguar increasing by 33.5.0% whereas Land Rover decreased by 21.2%. JLR’s combined European wholesale volumes (excluding the United Kingdom and Russia) decreased by 16.3% to 26,167 units in the three months ended June 30, 2018 from 31,281 units in the three months ended June 30, 2017, with Jaguar increasing by 32.7% whereas Land Rover decreased by 31.3%.

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North America: Passenger car sales in the United States has increased by 2.1% in the three months ended June 30, 2018 compared to the three months ended June 30, 2017. Over the same period, JLR’s North American retail volumes increased by 8.8% to 30,886 units compared to 28,393 units in the three months ended June 30, 2017, with Jaguar decreasing by 25.2% whereas Land Rover increased by 28.5%. JLR’s North American wholesale volumes decreased by 6.4% to 27,545 units in the three months ended June 30, 2018 from 29,438 units in the three months ended June 30, 2017, with Jaguar decreasing by 14.6% and Land Rover decreasing by 3.6%.

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United Kingdom: Passenger car sales in the United Kingdom increased by 2.4% in the three months ended June 30, 2018 compared to the three months ended June 30, 2017. Over the same period, JLR’s retail volumes in the United Kingdom increased by 14.3% to 26,386 units from 23,083 units in the three months ended June 30, 2017, with Jaguar increasing by 16.0% and Land Rover increasing by 13.6%. JLR’s wholesale volumes in the United Kingdom decreased by 14.8% to 22,024 units in the three months ended June 30, 2018 from 25,841 units in the three months ended June 30, 2017, with Jaguar decreasing by 10.2% and Land Rover decreasing by 17.1%.

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China: In China, new passenger car sales increased by 7.0% in the three months ended June 30, 2018, compared to the three months ended June 30, 2017. JLR’s retail volumes (including sales from its China Joint Venture) increased by 2.5% over the same period to 34,358 units from 33,514 units in the three months ended June 30, 2017, with Jaguar increasing by 9.8% whereas Land Rover decreased slightly by 0.7%. JLR’s Chinese wholesale volumes (excluding sales from its China Joint Venture) decreased by 25.4% to 10,215 units in the three months ended June 30, 2018 from 13,700 units in the three months ended June 30, 2017, with Jaguar decreasing by 56.1% and Land Rover decreasing by 4.8%.

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Overseas: Passenger car sales in Overseas (excluding South Korea) markets increased by 8.1% in the three months ended June 30, 2018, as compared to the corresponding period in 2017. JLR’s retail volumes in Overseas markets increased by 20.3% to 22,776 units in the three months ended June 30, 2018 from 18,937 units in the three months ended June 30, 2017, with Jaguar increasing by 9.5% and Land Rover increasing by 23.8%. JLR’s Overseas wholesale volumes increased by 29.3% to 22,837 units in the three months ended June 30, 2018 from 17,656 units in the three months ended June 30, 2017, with Jaguar increasing by 54.7% and Land Rover increasing by 22.8%.

Industry Dynamics

Factors Affecting Demand in JLR’s Industry

Both the general global automotive industry and the premium and luxury brand segment are affected by a variety of economic and political factors, which may be interrelated. Some of these factors are described below:

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Global economic conditions: Consumer demand for passenger automobiles is affected by global economic conditions, which in turn affect consumers’ disposable income, purchasing power and the availability of credit to consumers.

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Fuel prices: Increasing fuel prices generally reduce demand for larger and less fuel-efficient cars, while lower fuel prices generally support demand for larger vehicles and reduce the focus on fuel-efficiency.

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Prices of vehicles: Demand for vehicles is affected by the price at which manufacturers are able to market and sell their vehicles. Sale prices in turn depend upon a number of factors, including, among other things, the price of key inputs, such as raw materials and components, the cost of labor and competitive pressures.

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Taxes and duties: The level of taxes that are levied on the sale and ownership of vehicles is another key factor. Taxes are generally levied at the time of purchase of vehicles, at the time of import, in the case of import duties, or as on-going taxes on vehicle ownership, road tax duties and taxes on fuel. In general, higher taxes decrease consumer demand for vehicles.

•	Customer preferences: Customer preferences and trends in the market change, which in turn affects demand for specific vehicle categories and specific offerings within each vehicle category.

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Technology: Technological differentiation among automotive manufacturers is a significant competitive factor as fuel prices, environmental concerns, the demand for innovative products and other customer preferences encourage technological advances in the automotive industry.

Compared to the broader passenger car market, the luxury car market is also driven by prestige, aesthetic considerations, appreciation of performance and quality, in addition to factors such as utility and cost of ownership, which are key considerations in the broader car market.

Competition

JLR operates in a globally competitive environment and face competition from established premium and other vehicle manufacturers that aspire to move into the premium performance car and premium SUV markets, some of which are much larger than it is. Jaguar vehicles compete primarily against other European brands such as Audi, BMW, Mercedes-Benz and Porsche. Land Rover and Range Rover vehicles compete largely against SUVs manufactured by Audi, BMW, Infiniti, Lexus, Mercedes-Benz, Porsche and Volkswagen. JLR expects the all-new Land Rover Defender (which it expects will join its product line-up by 2020) to compete with vehicles manufactured by Toyota, Nissan, Mitsubishi and Isuzu.

Seasonality

JLR’s industry is affected by the biannual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by the introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holiday in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Product Design, Technology and Research and Development

JLR develops and manufactures technologically advanced vehicles to meet the requirements of a globally competitive market. It devotes significant resources in its R&D activities. JLR’s R&D operations currently consist of a team of engineers operating within a co-managed Jaguar and Land Rover engineering group, sharing premium technologies, powertrain designs and vehicle architecture. Its modular engine architecture is intended to enhance efficient engineering, shared technologies and complexity reduction. Reusing parts and processes help focus JLR’s efforts on innovative new technologies. Its vehicles are designed and developed by award-winning design teams, and JLR is committed to a continuing program of new product design. In recent years, JLR has unified the entire Jaguar range under a single design and concept language and have continued to enhance the design of Land Rover’s range of all-terrain vehicles. All of JLR’s products are designed and engineered in the United Kingdom.

JLR has modern safety test facilities for testing and developing new products. These include a pedestrian safety testing facility, a pendulum impact test facility and a gravity-powered impact rig for occupant protection and vehicle structural development. It also have two full vehicle semi-anechoic chambers for developing reductions in vehicle-based noise and vibration levels and engine testing facilities for developing and certifying exhaust emissions to a wide range of international regulatory standards.

JLR’s product design and development centres are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software and other IT infrastructure to create a digital product development environment and virtual testing and validation, aiming to reduce the product development cycle time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of its product development infrastructure. JLR has aligned its end-to-end digital product development objectives and infrastructure with its business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through computer-aided design, computer aided manufacturing, computer-aided engineering, knowledge-based engineering and product data management. JLR has recently opened a software engineering centre in Shannon, Ireland. The centre is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy.

In September 2013, JLR announced its investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom, which is expected to open in 2018 and focus on advanced technology, innovation and research. The campus is expected to feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualisation and rapid prototyping and help complement its existing product development centres. JLR works with Intel at the Open Software Technology Center in Portland, Oregon in the United States to develop next-generation in-vehicle technologies, helping JLR enhance its future vehicle infotainment systems and provide incubator space for budding automotive technology entrepreneurs.

Lightweighting and fuel economy

JLR is pursuing various initiatives, such as its Premium Lightweight Architecture, first applied to the Range Rover launched in September 2012, to enable its business to comply with existing and evolving emissions legislation in its sales markets, which it believes will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. In recent years, JLR has made significant progress in reducing most of its development cycle times.

JLR’s R&D activities are currently strongly concentrated on creating a sustainable fleet CO2 emissions profile for 2020 and beyond. Although it is already a leader in the use of aluminium for weight reduction, JLR has active research projects and partnerships aimed at enhancing the use of carbon fibre and mixed material in order to create the lightweight, high performance vehicles of the future in a sustainable way.

JLR is developing its smaller SUVs in line with its brand new premium transverse architecture. This full architecture transformation is intended to assist JLR in delivering new technology at great economies of scale. For example, the new system is supporting JLR’s efforts to achieve a significant reduction in drag and wind noise through better aerodynamics.

Emission reduction

In addition to CO2 and fuel efficiency, all JLR’s powertrains have been developed to meet the world’s most stringent air quality emissions regulations such as the EPA Tier 3, the LEV3, China 6b and European Eu6d-Temp under real world driving conditions described by Real Driving Emissions, (“RDE”), Level 1 (“RDE1”) and future RDE Level 2 where emissions are limited under random driving conditions on the open road not just under laboratory conditions. Early adoption of uSCR technology since 2015 has enabled JLR to react quickly to pressure to lower NOx emissions from diesel engines and allowed it to significantly reduce NOx emissions from all its diesel vehicles. uSCR is an advanced active emissions control technology system that injects a liquid-reductant agent (usually automotive-grade urea) through a special catalyst into the exhaust stream of a diesel engine. The reductant source is otherwise known as Diesel Exhaust Fluid (“DEF”). JLR’s diesel vehicles emit no more NOx and particulate mass than its petrol engines under wide ranging RDE conditions.

Autonomous and connected technologies

JLR’s future strategic R&D priorities include autonomous, connected and electrification technologies, as well as investing in innovative mobility solutions to overcome and address future travel and transport challenges.

JLR’s autonomous strategy includes investing in driver assistance technologies to support increasing degrees of automation, and including autonomous features on its new models. JLR is also developing these features through external partnerships. For example, in March 2018, JLR announced its long-term strategic partnership with Waymo (formerly Google self-driving car project). Together, they will develop the world’s first premium self-driving electric vehicle for Waymo’s driverless transportation service. As part of the partnership, they will work together to design, engineer and produce up to 20,000 Jaguar I-PACEs over 2020 and 2021 to be used by Waymo in their autonomous vehicle mobility service, planned for rollout in the United States. Waymo Jaguar I-PACEs, equipped with Waymo’s self-driving technology, is expected to start testing later this year. JLR delivered the first batch of Jaguar I-PACEs for this purpose in July 2018. In addition, using a platform created by connected tech and transport analytics firm Inrix, JLR, along with Transport Scotland and Transport for West Midlands, are contributing to the development of the AV Road Rules system, which digitalises street signs and road rules so that autonomous vehicles can understand them. The platform is also intended to provide autonomous vehicles with a link to local road authorities, which can provide information about potholes or road damage. Additionally, JLR has launched CORTEX, a £3.7 million research project in collaboration with Birmingham University, to make the self-driving car viable in the widest range of on- and off-road conditions.

JLR’s connected strategy includes investing in technology and infrastructure to support higher levels of connectivity (including both in-vehicle connectivity and off-board connectivity), as exemplified by its recent announcement outlining its plans to develop an engineering centre in Manchester to support the development of next-generation, connected car technologies and its $15 million investment in CloudCar Inc. in 2017. Initiatives in vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking and other emerging technological areas are also being pursued and which could possibly be deployed on its future range of vehicles. In April 2016, JLR demonstrated highly autonomous vehicle technologies to the EU Transport Ministers, such as “hands free” driving. Furthermore, JLR’s new connected and autonomous vehicle technologies are being developed through projects such as the United Kingdom’s first “connected corridor” (e.g. the UK Connected Intelligent Transport Environment Project), a 41 mile “living laboratory” where it concentrates on installing new roadside communications equipment in order to test vehicle-to-vehicle and vehicle-to-infrastructure systems. JLR are currently testing a fleet of smart, connected vehicles on the “connected corridor”. In addition, it is deploying intelligent navigation and information systems (including remotely controlled climate settings and security) and in-car Wi-Fi connectivity, which it plans to supplement with the expansion of the usability of remote function applications and the inclusion of wearable technology solutions such as smart-watch technology currently available with some of JLR’s models, including the all-new Jaguar I-PACE. Likewise, various new technologies and systems that would improve safety, performance and emissions of JLR’s product range are under implementation on its passenger cars and commercial vehicles.

Electrification technologies

JLR’s electrification strategy is exemplified by the creation of its first all-electric vehicle, the all-new Jaguar I-PACE, and the plug-in hybrid engines available on the refreshed Range Rover and Range Rover Sport. JLR plans to offer an electric drivetrain option on all of its new models by 2020. In order to increase overall vehicle efficiency, it also has active research programs in the areas of aerodynamics, parasitic and hotel loads, insulation and energy harvesting in order to develop electric and plug-in hybrid technology for future products. JLR also has an on-going research program to address the challenge of low-carbon energy storage by developing technology and competency in this area. Although this program covers a number of technologies, it is primarily focused on creating high energy density lithium-ion batteries in order to create battery assemblies that are compatible with JLR’s vehicles and to gain an understanding of the chemistries and battery management processes that will make electric vehicles a viable choice in the medium to long term. Furthermore, JLR is currently competing in the FIA Formula E championship, which enables JLR to create a test bed for its future electrification technology with its partner Panasonic. Later this year, JLR will launch the first ever international race series for production battery electric vehicles. The championship will feature Jaguar I-PACE eTROPHY race cars (designed, engineered and built by its Special Vehicle Operations division) and is expected to support JLR’s efforts in assessing the performance of its all-electric engines.

Because JLR believes that internal combustion also has a significant part to play, it also engages in powertrain research with the aim of improving the efficiency of base engine and transmission technology to improve fuel combustion. This research is supplemented by exploration into the area of low carbon sustainable fuels and the challenges of using this technology in modern, high power density engines.

Shared technologies

JLR’s InMotion Ventures business unit, focuses on developing innovative mobility solutions to overcome and address future travel and transport challenges, and invests in future transport and mobility solutions, including its $25 million investment in Lyft in June 2017 and its $3 million investment in Voyage (a US-based self-driving taxi service) in January 2018. With the aim of providing prompt service to the customer, JLR has commenced development of an enterprise-level vehicle diagnostics system for achieving speedy diagnostics of the complex electronics in modern vehicles. The initiative in telematics has also further spanned into fleet management and vehicle tracking systems using Global Navigation Satellite Systems. In July 2018, JLR announced a new partnership with Plugsurfing to provide a premium charging service for its electric vehicle derivatives across select markets in Europe. Plugsurfing works with multiple competing electric vehicle charging networks to provide a single card that can access multiple networks. The Jaguar Public Charging and Land Rover Public Charging apps are free and they allow owners of all-electric or plug-in hybrid vehicles to find the different charging points on the Plugsurfing network.

Properties and Facilities

JLR operates four principal manufacturing facilities (including the EMC) in the United Kingdom employing approximately 21,200 employees as at June 30, 2018. JLR believes that these facilities provide JLR with a flexible manufacturing footprint to support its present product plans.

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Solihull: At Solihull, JLR currently produces the Jaguar F-PACE, the all-new Land Rover Discovery, the refreshed Range Rover, the refreshed Range Rover Sport and the Range Rover Velar. In June 2018, JLR announced its intention to move production of the all-new Land Rover Discovery model from Solihull to its new facility in Slovakia, which is scheduled to commence production in September 2018. However, Solihull will be upgraded to the new modular longitudinal architecture for the next-generation Range Rover and Range Rover Sport, which will make it a centre of electric vehicle production. At Solihull, JLR employed approximately 11,028 manufacturing employees as at June 30, 2018.

•	Castle Bromwich: At Castle Bromwich, JLR produces the Jaguar F-TYPE, the Jaguar XE, the Jaguar XF and the Jaguar XJ, and employed approximately 3,169 manufacturing employees as at June 30, 2018.

•	Halewood: At Halewood, JLR produces the Land Rover Discovery Sport and the Range Rover Evoque, and employed approximately 4,341 manufacturing employees as at June 30, 2018.

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Wolverhampton: At Wolverhampton, JLR produces advanced technology low-emission engines. This facility produces its range of “in-house” four cylinder diesel and petrol engines, and employed approximately 1,440 manufacturing employees as at June 30, 2018. JLR expects that this engine facility will reduce its dependence on third-party engine supply agreements and strengthen and expand its engine range to deliver high-performance, competitive engines with significant reductions in vehicle emissions. The EMC supplies JLR’s manufacturing facilities in the UK with engines which power the Jaguar F-PACE, the Jaguar XE, the Jaguar XF, the all-new Land Rover Discovery, the Land Rover Discovery Sport, the Range Rover Evoque, the refreshed Range Rover Sport and the Range Rover Velar. JLR currently produces the 2.0-litre four cylinder diesel and petrol engines of Ingenium family at the EMC, which are now available across a range of its vehicles. The common architecture of the Ingenium family has been designed to allow for flexible manufacturing between variants and configurations. JLR intends to double the size of the facility as part of a £450 million expansion program over the next few years, bringing its total investment in the EMC to £1 billion.

In addition to JLR’s facilities in Solihull, Castle Bromwich, Halewood and Wolverhampton, it maintains or are pursuing investments in the following facilities:

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United Kingdom: At Prologis Park in Ryton, near Coventry, JLR has established a Special Vehicle Operations Technical Centre. The facility is Jaguar Land Rover’s global centre of excellence for the creation of high-end luxury bespoke commissions and performance vehicles by a team of Jaguar Land Rover specialists.

JLR’s Special Vehicle Operations Engineering headquarters are located in Fen End and it maintains an advanced research centre in Warwick in collaboration with the Warwick Manufacturing Group department of the University of Warwick. Additionally, its InMotion Ventures business unit is headquartered in London.

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China: JLR also entered into a joint venture agreement in December 2011 with Chery for the establishment of a joint venture company in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Production of the Range Rover Evoque began at the end of 2014 and sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015 and sales commenced in November 2015. This was followed by the long wheel base Jaguar XF (the XFL) for which sales commenced in September 2016. In Fiscal 2018, production of the long wheel base Jaguar XE (the XEL) commenced, with sales starting in December 2017. Recently, production of the Jaguar E-PACE began, and sales commenced in August 2018.

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Brazil: In December 2013, JLR signed an agreement with the State of Rio de Janeiro in Brazil to invest approximately £240 million in a new production plant. The plant opened in June 2016 and the production of the Land Rover Discovery Sport and the Range Rover Evoque has now commenced.

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Austria: In July 2015, JLR agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc., to build vehicles in Graz, Austria. The facility currently produces the Jaguar E-PACE and the all-new Jaguar I-PACE.

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Slovakia: In December 2015, JLR concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in the city of Nitra in western Slovakia, which will manufacture a range of all new aluminium Jaguar Land Rover vehicles. Production of the all-new Land Rover Discovery is expected to commence in September 2018, with further models planned for the future. The manufacturing facility represents an investment of £1.0 billion with potential further investment of £500 million to increase the production capacity of the facility.

•	Ireland: JLR recently opened a software engineering centre in Shannon, Ireland.

•	India: JLR operates a vehicle assembly plant in Pune, India.

•	United States: JLR maintain an innovation lab and software engineering centre located in Portland, Oregon.

In addition to JLR’s automotive manufacturing facilities, it has two product development, design and engineering facilities in the United Kingdom and have recently announced plans to develop an engineering centre in Manchester to support the development of next-generation, connected car technologies. The facility located at Whitley houses the design centre for Jaguar, the engineering centre for JLR’s powertrain, and other test facilities and its global headquarters, including its commercial and central staff functions. The facility located at Gaydon is the design centre for Land Rover and the vehicle engineering centre, and includes an extensive on-road test track and off-road testing capabilities. JLR is currently midway through a £450 million expansion at the Gaydon facility to create a state-of-the-art pioneering hub for Jaguar Land Rover’s next generation design and engineering activities. The two sites employed approximately 16,039 employees as at June 30, 2018. In July 2018, the Coventry City Council’s planning committee approved JLR’s application to expand its Whitley facility. The extension will create additional space for the powertrain team. JLR has recently opened a software engineering centre in Shannon, Ireland. The centre is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy.

In addition to JLR’s manufacturing, design, engineering and workshop facilities in the United Kingdom, it has property interests throughout the world (including in major cities) for limited manufacturing and repair services as well as sales offices for national or regional sales companies and facilities for dealer training and testing. JLR considers all of its principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of its operations. JLR believes that there are no material environmental issues that may hinder its utilisation of these assets.

The following table sets out information with respect to JLR’s principal facilities and properties as at June 30, 2018. Additionally, it produces the Jaguar I-PACE and the Jaguar E-PACE (excluding the China Joint Venture) at a plant in Graz, Austria under a contract manufacturing agreement with Magna Steyr. JLR expects production at its new Slovakian facility to commence in September 2018.

Location	Owner/Leaseholder	Freehold/Leasehold	Principal Products or Functions
United Kingdom
Solihull	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Castle Bromwich	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Halewood	Jaguar Land Rover Limited	Freehold and leasehold	Automotive vehicles & components
Gaydon	Jaguar Land Rover Limited	Freehold	Product development
Whitley	Jaguar Land Rover Limited	Freehold and long leasehold	Headquarters and product development
Wolverhampton	Jaguar Land Rover Limited	Freehold	Automotive components (engines)
Outside United Kingdom
Changshu, China	Chery Jaguar Land Rover Automotive Co., Ltd.	Freehold and leasehold(1)	Product development, automotive vehicles & components
Rio De Janeiro, Brazil	Jaguar Land Rover Brazil	Freehold	Automotive vehicles & components
Nitra, Slovakia	Jaguar Land Rover Limited Slovakia S.R.O.	Freehold	Automotive vehicles & components

(1)	Chery Jaguar Land Rover Automotive Co., Ltd. owns the facility (including buildings and equipment) in freehold but leases the underlying land from the Chinese government.

China Joint Venture

In December 2011, JLR entered into a joint venture agreement with Chery for the establishment of a joint venture company in China. The purpose of its China Joint Venture is to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China. Local production of the Range Rover Evoque by JLR’s China Joint Venture began at the end of 2014 and local sales commenced in February 2015. Production of the Land Rover Discovery Sport started in September 2015, which went on sale in November 2015 followed by the long wheel base Jaguar XF (the XFL) which went on sale in September 2016. In Fiscal 2018, production of the long wheel base Jaguar XE (the XEL) commenced, with sales starting in December 2017. Recently, production of the Jaguar E-PACE began, and sales commenced in August 2018. A Chinese engine plant was opened in July 2017 to manufacture the Ingenium 2.0-litre petrol engine for installation into locally produced vehicles.

JLR has committed to invest CNY3.5 billion of equity capital in its China Joint Venture (an equity investee in its Consolidated Financial Statements), representing 50% of the share capital and voting rights of its China Joint Venture, of which CNY2.9 billion has been contributed as at June 30, 2018. Investment to support phase two has added additional manufacturing capacity for the long wheel base Jaguar XEL and the Jaguar E-PACE, as well as the engine plant which produces the 2.0-litre Ingenium petrol engine for vehicles manufactured at the joint venture plant. The term of the joint venture is 30 years (unless terminated or extended). The joint venture agreement contains representations and warranties, corporate governance provisions, non-compete clauses, termination provisions and other provisions that are arm’s length in nature and customary in similar manufacturing joint ventures. The Chinese government approved the joint venture in October 2012, and JLR obtained a business license for the joint venture in November 2012.

JLR’s China Joint Venture has invested a total of CNY12.2 billion as at June 30, 2018, which is being funded through a combination of debt, equity and cash from operations, in connection with the joint venture, which includes a manufacturing plant in Changshu, an R&D centre and an engine production facility. It believes the joint venture combines its heritage and expertise with Chery’s knowledge of, and expertise in, the local Chinese market.

Recently, JLR’s China Joint Venture plant introduced a digital system to optimise manufacturing through system modelling and simulation analysis.

Brazil Production Facility

In December 2013, JLR signed an agreement to invest approximately £240 million into a production facility in Rio de Janeiro in Brazil. The construction of the premium vehicle manufacturing facility began in December 2014 and the facility was opened in June 2016. The new plant produces the Land Rover Discovery Sport and the Range Rover Evoque.

Slovakia Production Facility

In December 2015, JLR concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in the city of Nitra in western Slovakia which will manufacture a range of all new aluminium Jaguar Land Rover vehicles. Production of the all-new Land Rover Discovery is expected to commence in September 2018, with further models planned for the future. The facility will feature dynamic manufacturing technologies including Kuka’s Pulse carrier system, which is faster than conventional conveyance systems. The manufacturing facility represents an investment of £1.0 billion with potential further investment of £500 million to increase the production capacity of the facility. Over 1,000 employees have been recruited and onboarded, allowing JLR to access a lower cost base for JLR’s manufacturing and supply chain activities.

Sales and Distribution

JLR distributes its vehicles in 120 markets across the world for Jaguar and 129 markets across the world for Land Rover. Sales locations for its vehicles are operated as independent franchises. JLR are represented in its key markets through NSCs as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

JLR’s products are sold through a variety of sales channels: through its dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. It does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business. Recently, JLR has begun using virtual reality technology to allow its customers around the world to see some new products before these become available locally.

As at June 30, 2018, JLR’s global sales and distribution network comprised 23 NSCs, 78 importers, 2 export partners and 1,571 franchise sales dealers, of which 1,238 are joint Jaguar and Land Rover dealers.

Financing Arrangements and Financial Services Provided

JLR have entered into arrangements with third-party financial service providers to make vehicle financing available to its customers covering its largest markets by volume, including notably the United States, the United Kingdom, Europe and China. JLR does not offer vehicle financing on its own account but rather through a series of exclusive partnership arrangements with market-leading banks and finance companies in each market, including Lloyds Black Horse (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Credit Agricole) in major European markets and Chase Auto Finance in the United States and have similar arrangements with local providers in a number of other key markets.

JLR typically signs a medium-term service level agreement with its strategic partners for the provision of retail finance, retail leasing and dealer wholesale financing. The financial services are supplied by its partners in accordance with a number of specifications involving, among others, product development, pricing, speed of delivery and profitability. These arrangements are managed in the United Kingdom by a team of JLR’s employees, which is responsible for ensuring on-going compliance with the standards and specifications agreed with its partners. For wholesale financing, JLR typically provides an interest-free period to cover an element of the dealer network-stocking period. JLR works closely with its finance partners to maximise funding lines available to dealers in support of its business objectives.

Because JLR does not offer vehicle financing on its own account, JLR has no balance sheet exposure to vehicle financing other than a limited number of residual value risk-sharing arrangements in North America and Germany. The finance partner funds the portfolio and, in most cases, assumes the credit and residual value risks that arise from the portfolio. Profit-sharing agreements are in place with each partner, and they are typically linked to the volume growth of new business and the return on equity generated from the portfolio.

Intellectual Property

JLR creates, own and maintain a wide array of intellectual property assets that JLR believes are among its most valuable assets throughout the world. JLR’s intellectual property assets include patents and patent applications related to its innovations and products, trademarks related to its brands and products, copyrights in creative content, designs for aesthetic features of products and components, trade secrets and other intellectual property rights. JLR aggressively seeks to protect its intellectual property around the world. JLR believes it has reduced its overall exposure to intellectual property risk through the implementation of plans and mitigating actions put in place since Fiscal 2017.

JLR owns a number of patents registered, and have applied for new patents which are pending registration, in the United Kingdom and in other strategically important countries worldwide. It obtains new patents through its on-going research and development activities. JLR’s own registrations for a number of trademarks and have pending applications for registration in the United Kingdom and abroad. The registrations mainly include trademarks for its vehicles.

Additionally, perpetual royalty-free licences to use other essential intellectual properties have been licensed to JLR for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs to protect the design of certain vehicles in several countries. In relation to the EuCD platform, Ford owns the intellectual property but JLR is not obliged to pay any royalties or charges for its use in Land Rover vehicles manufactured by us.

Suppliers, Components and Raw Materials

The principal materials and components required by JLR for use in its vehicles are steel and aluminium in sheet (for in-house stamping) or externally pre-stamped form, aluminium castings and extrusions, iron/steel castings and forgings, and items such as alloy wheels, tyres, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. JLR also requires certain highly functional components such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. JLR has long-term purchase agreements for critical components such as transmissions (ZF Friedrichshafen) and engines (Ford and Ford-PSA). The components and raw materials in JLR’s cars include steel, aluminium, copper, platinum and other commodities. JLR has established contracts with certain commodity suppliers (e.g., Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of high volatility. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

JLR works with a range of strategic suppliers to meet its requirements for parts and components, and JLR endeavours to work closely with its suppliers to form short- and medium-term plans for its business. JLR has established quality control programs to ensure that externally purchased raw materials and components are monitored and meet its quality standards. JLR also outsources many of the manufacturing processes and activities to various suppliers. Where this is the case, JLR provides training to the outside suppliers who design and manufacture the required tooling and fixtures. Such programs include site engineers who regularly interface with suppliers and carry out visits to supplier sites to ensure that relevant quality standards are being met. Site engineers are also supported by persons in other functions, such as program engineers who interface with new model teams as well as resident engineers located at its plants, who provide the link between the site engineers and the plants. JLR has in the past worked, and expect to continue to work, with its suppliers to optimise its procurements, including by sourcing certain raw materials and component requirements from low-cost countries.

Although JLR has commenced production of its own “in-house” four cylinder (2.0-litre) engines which were first installed in the Jaguar XE from 2015, at present JLR continues to source a significant number of its engines, including V6 and V8 engines, from Ford or the joint venture between Ford and PSA on an arm’s-length basis. Supply agreements have been entered into with Ford as further set out below:

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Long-term agreements have been entered into with Ford for technology sharing and joint development providing technical support across a range of technologies focused mainly around powertrain engineering such that JLR may continue to operate according to its existing business plan. This includes the EuCD platform, a shared platform consisting of shared technologies, common parts and systems and owned by Ford, which is shared among Land Rover, Ford and Volvo Cars.

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Supply agreements, aligned to the business cycle plan and having end-stop dates to December 2020 at the latest, were entered into with Ford Motor Company for (i) the long-term supply of engines developed by Ford, (ii) engines developed by JLR but manufactured by Ford and (iii) engines developed by the Ford-PSA joint venture. Purchases under these agreements are generally denominated in euro and pounds sterling.

Insurance

JLR has global insurance coverage which it considers to be reasonably sufficient to cover normal risks associated with its operations and insurance risks (including property, business interruption, marine and product/general liability) and which it believes is in accordance with commercial industry standards.

JLR has also taken insurance coverage on directors’ and officers’ liability to minimise risks associated with international litigation.

Incentives

JLR has benefitted from time to time from funding from regional development banks and government support schemes and incentives.

Legal Proceedings

In the normal course of JLR’s business, JLR faces claims and assertions by various parties. JLR assesses such claims and assertions and monitor the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. JLR records a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in its financial statements, if material. Where potential losses are considered possible, but not probable, JLR provides disclosure in its financial statements, if material, but JLR does not record a liability in its accounts unless the loss becomes probable.

On May 24, 2017, the European Commission opened an investigation into (i) whether the government of Slovakia’s plan to grant €125 million to JLR for investing in its Slovakian manufacturing facility is in line with European Union rules on state aid, (ii) possible aid in the form of exemption from a fee payable under Slovakian law at the removal of land from the “agricultural land fund” before land is transformed into industrial land, and (iii) possible aid in the form of transfer of the land for its Slovakian manufacturing facility at below market value. The European Commission is yet to issue its final decision on the investigation. JLR believes that the aid offer complies with the European Commission’s regional aid guidelines.

There are various claims against us, the majority of which pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by JLR or JLR’s dealers.

JLR is not aware of any governmental, legal or arbitration proceedings (including the claims described above and any threatened proceedings of which it is aware) which, either individually or in the aggregate, would have a material adverse effect on its financial condition, results of operations or cash flow.

Other Taxes and Dues

During Fiscal 2015, JLR’s Brazilian subsidiary received a demand for 167 million Brazilian real (£32.6 million at June 30, 2018 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. On July 27, 2017, a final hearing was held on this matter and it was confirmed that it had no liability.

Significant Environmental, Health, Safety and Emissions Issues

JLR’s business is subject to increasingly stringent laws and regulations governing environmental protection, health, safety (including vehicle safety) and vehicle emissions, and increasingly stringent enforcement of these laws and regulations. JLR monitors environmental requirements in respect of both its production facilities and its vehicles, and have plans to reduce the average CO2 emissions of its vehicle fleet through the introduction of sustainable technologies, including modular lightweight vehicle architectures, smaller and more fuel-efficient SUVs and development of technologies that use hybrid and alternative fuels. While JLR has plans to reduce emissions, the risk remains that constantly evolving legislation in this area may impose requirements in excess of currently planned actions and consumers may demand further fuel-efficiency and reduction in emissions.

Environmental, health and safety regulation

As an automobile company, JLR’s production facilities are subject to extensive governmental regulation regarding, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and wastes, the clean-up and investigation of contamination and the maintenance of safe conditions. These regulations are likely to become more stringent and compliance costs may be significant. In addition, JLR has significant sales in the United States and Europe which have stringent regulations relating to vehicular emissions and other countries are also imposing stricter emission standards. The proposed tightening of vehicle emissions regulations by the European Union and other jurisdictions will require significant costs of compliance for us. While JLR is pursuing various technologies in order to meet the required standards in the various countries in which it operates, the costs of compliance with these required standards can be significant to its operations and may adversely impact its results of operations.

Greenhouse gas/CO2/fuel economy legislation

Current legislation in Europe limits passenger car fleet average greenhouse gas emissions to 130 grams of CO2 per kilometre for all new cars from 2015. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. JLR has been granted a derogation by the European Commission Secretariat General under Regulation (EC) No. 443/2009 Article 11(4) from the weight-based target requirement available to small volume and niche manufacturers. As a result, JLR is permitted to reduce its emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Jaguar Land Rover had an overall 2016 target of an average of 178.0 grams of CO2 per kilometre for its full fleet of vehicles registered in the European Union that year, with Jaguar Land Rover and TML monitored as a single “pooled” entity for compliance with this target (for Jaguar Land Rover alone, this would be 179.8 g/km). JLR’s fleet delivered 150 grams of CO2 per kilometre, well below the mandated target.

The European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometre, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits JLR to reduce its emissions by 45% from 2007 levels, which enables it to have an overall target of 130 grams of CO2 per kilometre. With the rapid growth of its sales, there is a risk that JLR may exceed the 300,000 unit niche manufacturers’ derogation volume threshold before 2023. All cycle plans are now structured to achieve the non-derogated CO2 target minimising the loss of derogation.

In the United States, both CAFE standards and greenhouse gas emission standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light trucks was set in 2011 by the NHTSA to meet an estimated combined average fuel economy level of 54.5 miles per US gallon for 2025 model year vehicles achieved by a 3.5%-5% year on year fuel consumption reduction from model year 2016. Meanwhile, the EPA had set an average greenhouse gas emissions target from passenger cars, light trucks and medium-duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFÉ 54.5 miles per US gallon if achieved exclusively through fuel economy standards).

However, in April 2018, the EPA announced that the model years 2022 through 2025 emission standards are not appropriate given challenges to technology and the strain on investors. The EPA stated that it planned to harmonize the greenhouse gas emission standards and the CAFE standards without explicitly stating what those changes would be. This harmonization of standards on a national scale could significantly rollback CAFE standards and climate change rules will be rolled back significantly. Any such roll back could be subject to challenge. In August 2018, a Notice of Proposed Rule Making (“NPRM”) was issued proposing flat lining of emissions targets for model years 2021-2026 at model year 2020 target levels as well as detailed changes to “flexibilities”. Automotive manufacturers will have 60 days to respond to the NPRM, JLR is studying the NPRM and is currently developing its position on the contents of the NPRM. The potential benefit to JLR in rolling back CAFE standards may be counter balanced by the current U.S. presidential administration’s possible changes to laws and policies governing international trade and potential additional tariffs and duties on foreign vehicle imports.

Although California is currently empowered to implement more stringent greenhouse gas emission standards, it has, so far, elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. In November 2012, the California Air Resources Board (“CARB”) accepted the federal standard for vehicles with model years 2017-25 for compliance with the state’s own greenhouse gas emission regulations via the “deemed to comply” mechanism. Through the coordination of the National Program with the CARB’s standards, automakers can seek to build one single fleet of vehicles across the U.S. that satisfies all requirements, and consumers can continue to have a full range of vehicle choices that meet their needs.

However, the NPRM could eliminate California’s right to set its own standards. California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation, (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year-on-year, up to an industry average of 22% of vehicles sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold (for example, transitional zero emission technologies, such as plug-in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero-emissions vehicles). Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. The final rule that emerges from the NPRM process and the outcome of the dispute between the State of California and the US federal government over California’s ability to adopt separate, stricter emission standards may affect JLR sales in the US although the ultimate impact cannot be determined at present.

In addition, many other markets have employed similar greenhouse gas emissions standards, including Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and, recently, Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities.

JLR is fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring its products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centres (such as London and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centres).

Non-greenhouse gas emissions requirements

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro 6d Temp standard, which incorporates the introduction of RDE as a complement to laboratory testing to measure compliance. As a first step, manufacturers are required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.5 (50%) by January 2020 for new models of passenger cars and by January 2021 for new models of light commercial vehicles.

In 2017 and 2018, there was a move to the new WLTP in Europe to address global concerns on more customer correlated fuel economy certified levels as well as air quality concerns. Other markets will likely adopt similar requirements. All programs are fully engineered to enable the adoption of these new requirements.

In California, the LEV3 regulations and ZEV regulations place strict limits on emissions of particulates, NOx, hydrocarbons, organics and greenhouse gases from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting the base costs of JLR’s powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In addition, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA in April 2014 established more stringent vehicle emissions standards broadly aligned to California’s LEV3 standards for 2017 to 2025 model year vehicles.

While Europe and the United States typically lead the implementation of these emissions programs, many other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage IV targets a national average fuel consumption of 5.0L/100km by 2021 and a Stage V national average fuel consumption of 4.0:/100km by 2025. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government will adopt more stringent emissions standards known as China 6, which is broadly aligned to California LEV3 levels.

To comply with the current and future environmental norms, JLR may have to incur substantial capital expenditure and R&D expenditure to upgrade products and manufacturing facilities, which would have a material and adverse impact on JLR’s cost of production and results of operations.

Noise legislation

The European Commission adopted rules, which apply to new homologations from July 2016, to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps of each two A-weighted decibels for vehicles other than trucks, and one A-weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a ten-year period from the introduction of the first phase.

Vehicle safety legislation

JLR’s products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the United Nations Economic Commission for Europe (“UN-ECE”) series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety regulations established by both the European Union and by individual Member States, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tyres, tyre pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The mandatory measures include safety belt reminders, electric car safety requirements, easier child seat anchorages, tyre pressure monitoring systems and gear shift indicators.

NHTSA issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tyres, steering columns, displays, lights, door locks, side impact protection and fuel systems. JLR is required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. It is also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. JLR has no investigations relating to alleged safety defects or potential compliance issues pending before NHTSA. These standards add to the cost and complexity of designing and producing vehicles and equipment.

In December 2016, the NHTSA announced that it was conducting an investigation into reports of rollaway of parked vehicles in certain of JLR’s models. It is working with NHTSA to support their investigations regarding powered vehicle rollaway.

On June 22, 2017, JLR filed a noncompliance report after determining that approximately 126,127 Jaguar vehicles do not fully comply with United States Federal Motor Vehicle Safety Standard (FMVSS) No. 135, Light Vehicle Brake Systems, as the brake fluid warning statement label on the subject vehicles is not permanently affixed as required. Instead, JLR installed a label that fits over the neck of the brake fluid reservoir that can be removed when the brake fluid reservoir cap is removed. On July 20, 2017, JLR petitioned the NHTSA for a decision that the subject noncompliance is inconsequential as it relates to motor vehicle safety for the following reasons, among others:

1.	The installed label will not fall off or become displaced during normal vehicle use or operation.

2.	The installed label is only able to be removed when the brake fluid reservoir cap is displaced which, based on routine maintenance schedules, is once every 3 years in service.

3.	JLR has not received any customer complaints on this issue.

4.	There have been no accidents or injuries as a result of this issue.

5.	Vehicle production has been corrected to fully conform with a new filler cap.

To date, JLR has not received a finding from the NHTSA on this issue.

Further, in July 2018, the NHTSA announced that it is seeking to conduct an investigation into reports of doors inadvertently opening in certain of JLR’s vehicles whilst the vehicle is in motion, following a recall remedy to rectify this risk.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have different requirements. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, (“GTRs”), developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonization of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

The effect of Brexit on vehicle certification and type approval in the United Kingdom and European Union remains uncertain. The European Union has initiated regulation to facilitate a transition from the current 28 member state system permitting transfer to one of the remaining member state approval authorities. Those approvals will be issued by the United Kingdom as part of the European Union Whole Vehicle Type Approval directive. The United Kingdom’s position on this approval process remains unclear.

V. EMPLOYEE AND MANAGEMENT INFORMATION

Employees

The following table sets out a breakdown of persons employed by JLR by type of contract.

	As at
	March 31, 2018	June 30, 2018
Salaried	18,683	20,699
Hourly	17,617	16,566

Total permanent	36,300	37,265

Agency	6,924	5,851

Total	43,224	43,116

As at June 30, 2018, JLR employed 43,116 employees worldwide, including agency personnel. Of the 43,116 employees, approximately 4,669 were employed overseas. Hourly paid employees are hired as agency workers for the first 12 months and then move onto a fixed-term contract for a further 12 months, before being hired as permanent employees.

Training and Development

JLR is committed to building the competencies of its employees and improving their performance through training and development. JLR identify gaps in its employees’ competencies and prepare employees for changes in competitive environments, as well as to meet organisational challenges.

JLR’s commitment to lifelong learning for its employees is generating benefits. For example, the reskilling of a number of its engineers has enabled JLR to design and engineer its Jaguar I-PACE batteries in-house. The leveraging of JLR employees’ improved engineering skills has also led to efficiency improvements and a significant rationalisation of design and development costs.

Union Wage Settlements

JLR has generally enjoyed cordial relations with its employees at its factories and offices. Most of its manufacturing shop floor workers and approximately half of its salaried staff in the United Kingdom are members of a labor union. Trade unions are not recognized for management employees.

Employee wages are paid in accordance with wage agreements that have varying terms (typically two years) at different locations. Bi-annual negotiations in relation to these wage agreements, which cover approximately 20,000 of JLR’s unionised employees, the most recent of which resulted in a two-year wage agreement concluded in November 2016. The current wage agreement expires in October 2018 and is being re-negotiated, with negotiations scheduled to conclude in November 2018.

Board of Directors

The following table provides information with respect to members of JLR’s board of directors as at the date of this Exhibit:

Name	Position	Date of Birth	Year appointed as Director, Chief Executive Officer or Secretary
Natarajan Chandrasekaran	Non-Executive Director and Chairman	June 2, 1963	2017
Professor Dr Ralf D. Speth	Chief Executive Officer and Director	September 9, 1955	2010
Nasser Mukhtar Munjee	Non-Executive Independent Director	November 18, 1952	2012
Andrew M. Robb	Non-Executive Independent Director	September 2, 1942	2009
Pathamadai Balaji	Non-Executive Director	September 9, 1969	2017
Hanne Sorensen	Non-Executive Director	September 18, 1965	2018

Board of Management Team

The following table provides information on the select members of JLR’s board of management team:

Name	Position	Date of Birth	Year Appointed in Current Position
Professor Dr Ralf Speth	Chief Executive Officer and Director, and Director of Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited	September 9, 1955	2010
Felix Bräutigam	Chief Commercial Officer	April 13, 1967	2017
Kenneth Gregor	Chief Financial Officer, and Director of Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited	April 5, 1967	2008
Ian Harnett	Executive Director, HR and Global Purchasing	February 28, 1961	2015
Hanno Kirner	Executive Director, Corporate and Strategy	November 23, 1970	2016
Grant McPherson	Executive Director, Manufacturing	March 18, 1966	2018
Qing Pan	Executive Director, Jaguar Land Rover China	April 20, 1967	2017
Nick Rogers	Executive Director, Product Engineering	December 25, 1969	2015

Major Shareholders of JLR

As at June 30, 2018, the following organisation held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR:

Name of shareholder of JLR	Number of ordinary shares	%
TML Holdings PTE Limited (Singapore)	1,500,642,163	100

Major Shareholders of TMLH

As at June 30, 2018, the following organisation held direct and indirect interests in voting rights equal to or exceeding 3% of the ordinary share capital of JLR’s holding company, TMLH:

Name of shareholder of TMLH	Number of ordinary shares	%
TML (India)	2,511,659,418	100

Major Shareholders of TML

TML is a widely held, listed company with approximately 841,053 shareholders of ordinary shares and 167,023 shareholders of ‘A’ ordinary shares of record, as at June 30, 2018. While shareholders of ordinary shares are entitled to one vote for each ordinary share held, shareholders of ‘A’ ordinary shares are entitled to one vote for every 10 ‘A’ ordinary shares held. As at June 30, 2018, the largest shareholder of TML was Tata Sons and its subsidiaries, which held 32.84% of the voting rights.